     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 6, 2000

                                                      REGISTRATION NO. 333-32614
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           GENOME THERAPEUTICS CORP.
             (Exact name of registrant as specified in its charter)

          MASSACHUSETTS                         04-2297484
   (State or other jurisdiction              (I.R.S. Employer
of incorporation or organization)         Identification Number)

                               100 BEAVER STREET
                               WALTHAM, MA 02453
                                 (781)-398-2300
         (Address, of principal executive offices, including zip code)

                              PHILIP V. HOLBERTON
                            CHIEF FINANCIAL OFFICER
                           GENOME THERAPEUTICS CORP.
                               100 BEAVER STREET
                               WALTHAM, MA 02453
                                 (781)-398-2300

              (Name and address, including zip code, and telephone
               number, including area code, of agent for service)

                         ------------------------------

                  Please send copies of all communications to:

             PATRICK O'BRIEN                              MICHAEL LYTTON
             DAVID C. CHAPIN                            MARC A. RUBENSTEIN
               ROPES & GRAY                             PALMER & DODGE LLP
         ONE INTERNATIONAL PLACE                        ONE BEACON STREET
       BOSTON, MASSACHUSETTS 02110                       BOSTON, MA 02108
             (617) 951-7000                              (617) 573-0100

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after the effectiveness of the Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement under the earlier effective registration statement for the same offering. / /

    If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED APRIL 6, 2000


THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                3,000,000 SHARES

                                     [LOGO]

                           GENOME THERAPEUTICS CORP.

                                    COMMON STOCK
                               $        PER SHARE
--------------------------------------------------------------------------

Genome Therapeutics Corp. is offering 3,000,000 shares of common stock.

Our common stock is listed on the Nasdaq National Market under the symbol "GENE." On March 21, 2000, the last reported price of our common stock on the Nasdaq National Market was $24.6875 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                                                 PER SHARE       TOTAL
                                                 ---------      --------
Price to Public................................  $              $
Underwriting Discount..........................  $              $
Proceeds to Genome Therapeutics................  $              $

    Genome Therapeutics Corp. has granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 450,000 additional shares from Genome Therapeutics Corp. within
30 days following the date of this prospectus to cover over-allotments.
--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS
          WARBURG DILLON READ LLC
                    DAIN RAUSCHER WESSELS
                              TUCKER ANTHONY CLEARY GULL

                    The date of this prospectus is       , 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................         1
Risk Factors................................................         5
Forward-Looking Statements..................................        16
Price Range of Common Stock.................................        17
Use of Proceeds.............................................        17
Dividend Policy.............................................        17
Capitalization..............................................        18
Selected Consolidated Financial Data........................        19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................        20
Business of Genome Therapeutics.............................        26
Management..................................................        44
Underwriting................................................        46
Validity of Common Stock....................................        47
Experts.....................................................        47
Where You Can Find More Information.........................        48
Index to Financial Statements...............................       F-1

                            ------------------------

    Genome Therapeutics Corp.'s principal executive offices are located at 100 Beaver Street, Waltham, Massachusetts 02453. Our telephone number is
(781) 398-2300. Our website can be found at www.genomecorp.com. Our website does not constitute part of this prospectus.

    "PathoGenome-TM- Database" is our trademark. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

    As used in this prospectus, the terms "we," "us," "our," and "GTC" refer to Genome Therapeutics Corp., and the term "common stock" refers to our common stock, $.10 par value per share. Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

    The underwriters are offering the shares subject to various conditions and may reject all or part of any order.

                               PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED IN OTHER PARTS OF THIS PROSPECTUS. BECAUSE IT IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE SHARES. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.

                                  OUR COMPANY

OVERVIEW

    We are a leader in the commercialization of genomics-based drug discovery. We have over ten years of experience in genomic research and have been selected as the only commercial genomics company to participate in the Human Genome Project sponsored by the United States government. Our commercial strategy is to apply our broad understanding of human and infectious disease genomics and our integrated proprietary technologies to identify and validate novel drug targets for commercialization through alliances with pharmaceutical companies. We currently have six alliances to develop drugs to treat or diagnose a variety of human and infectious diseases. Our multi-year alliances with Wyeth-Ayerst, Schering-Plough, AstraZeneca, and bioMerieux combine our genomics expertise with our partners' small molecule drug libraries and world-class commercialization franchises. We are working with our partners to develop drugs for major indications such as osteoporosis, asthma, ulcers, drug resistant bacterial infections and fungal infections as well as genomic-based diagnostics for infectious diseases.

    Our depth of experience in the genomics field has permitted us to emerge as a leader in creating industrial scale genomics tools for product development. Our tools include:

 -   high-throughput sequencing

 -   sequence finishing

 -   bioinformatics

 -   functional genomics

 -   assay development

    Our fully-integrated genomics technologies, highly automated processes and information systems are designed to rapidly generate comprehensive information about gene sequences, gene expression, and biological pathways that we use to identify and validate targets for the development of new therapeutic and diagnostic products. We are concentrating our product discovery efforts in two principal areas: human diseases believed to have a significant genetic component and infectious diseases caused by pathogens, including bacteria and fungi. We are pursuing the discovery of products based on our genomic discoveries both through strategic alliances with corporate partners and through internal research programs.

    In the area of human diseases, we have alliances with Wyeth-Ayerst Laboratories, the pharmaceutical division of American Home Products Corporation, to develop treatments for osteoporosis and with Schering-Plough Corporation to develop treatments for asthma. In the area of infectious diseases, we have ongoing alliances with Schering-Plough to develop treatments for drug resistant bacterial infections, including STAPH. AUREUS, and to develop novel antifungals. We are working with AstraZeneca PLC to develop treatments for ulcers caused by
H. PYLORI and have partnered with bioMerieux Incorporated to develop diagnostics for infectious diseases. As part of our emerging businesses, we are continuing to invest in our internal infectious disease franchise and build our pharmacogenomics program. We are typically entitled to receive a combination of up-front license fees, research funding, milestone payments, and royalty payments on product sales in exchange for a license to our genetic research data and other information in our alliances.

    We have extensive experience in high-throughput sequencing. In addition to the sponsored genomic sequencing research done on behalf of the U.S. government, we also provide customized sequencing services to biotechnology companies and pharmaceutical companies that need industrial scale, high quality customized sequencing capability but may lack the expertise or in-house capacity to carry out the project. Since the launch of our GTC Sequencing Center in July 1999, we have entered into sequencing contracts with thirteen commercial, government and research customers.

    In 1997, we introduced our PathoGenome Database, a database consisting of genetic information from over thirty microbial organisms, a substantial part of which is proprietary to us. We have granted to six companies non-exclusive access to a large volume of highly organized and functionally annotated sequence information related to some of the most medically important microbial organisms and fungi. We are continuing to explore ways to leverage this genomic asset by pursuing alliances that will facilitate broader access to our PathoGenome Database.

    We are also internally funding programs to create additional value from our existing competitive strengths in genomics. We are seeking to develop new, more effective drugs through both our pharmacogenomics and infectious disease programs. We plan to work with collaborators to identify more appropriate patient populations using pharmacogenomics to enable the development of more effective, safer drugs and "rescue" promising drugs that could succeed in trials using pre-selected populations based upon genetically determined responsiveness. We are also mining our PathoGenome Database to identify genes that are novel targets for our internally funded infectious disease program. Our proprietary technology has enabled our scientists to discover genes that are essential for the survival of pathogenic organisms and to identify broad spectrum microbial targets that are essential in bacteria.

                                  THE OFFERING

Common stock offered.........................  3,000,000 shares

Common stock to be outstanding after the
  offer......................................  23,588,566 shares

Use of proceeds..............................  We intend to use the net proceeds from this offering to fund research and development
                                               activities, including investment in our
                                               emerging pharmacogenomics program and
                                               expansion of our infectious disease
                                               franchise, and for general corporate purposes
                                               including capital expenditures, working
                                               capital, possible acquisitions and other
                                               general purposes.

Nasdaq National Market symbol................  GENE

    The share amounts in the table above are based on the number of shares outstanding at February 26, 2000 and exclude:

 - 2,386,628 shares of common stock issuable upon exercise of outstanding options at a weighted average price of $4.26 per share

 -   147,346 restricted shares of common stock granted but not yet issued

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following financial data should be read in conjunction with, and are qualified by reference to, "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes included in this prospectus.

    The balance sheet data as of February 26, 2000 are presented:

 -   on an actual basis

 - assuming our sale in this offering of 3,000,000 shares of common stock at an assumed public offering price of $24.6875 per share less our costs associated with this offering

                                                                                  TWENTY-SIX WEEK
                                              YEAR ENDED AUGUST 31,                PERIOD ENDED
                                          ------------------------------   -----------------------------
                                            1997       1998       1999     FEB. 27, 1999   FEB. 26, 2000
                                          --------   --------   --------   -------------   -------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Contract research, licenses,
    subscription fees and royalties.....  $ 16,653   $ 19,217   $24,018       $11,513         $13,840
Costs and expenses:
  Research and development..............    26,524     31,977    26,700        13,486          11,750
  Selling, general and administrative...     3,766      4,292     4,279         2,062           2,688
                                          --------   --------   -------       -------         -------
    Total costs and expenses............    30,290     36,269    30,979        15,548          14,438
  Loss from operations..................   (13,637)   (17,052)   (6,961)       (4,035)           (598)
  Interest income.......................     2,966      2,386     1,587           874             799
  Interest expense......................      (631)    (1,147)     (954)         (529)           (396)
                                          --------   --------   -------       -------         -------
Net interest income.....................     2,335      1,239       633           345             403
                                          --------   --------   -------       -------         -------
Net loss................................  $(11,302)  $(15,813)  $(6,328)      $(3,690)        $  (195)
                                          ========   ========   =======       =======         =======
Net loss per common share:
  Basic and diluted.....................  $  (0.64)  $  (0.87)  $ (0.34)      $ (0.20)        $ (0.01)
                                          ========   ========   =======       =======         =======
Weighted average common shares
  outstanding:
  Basic and diluted.....................    17,618     18,212    18,383        18,335          19,396

                                                              AS OF FEBRUARY 26, 2000
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents, marketable securities and restricted
  cash......................................................    $35,891      $105,010
Working capital.............................................     22,797        91,916
Total assets................................................     51,034       120,153
Long-term obligations, net of current maturities............      5,760         5,760
Shareholders' equity........................................     31,054       100,173

                                  RISK FACTORS

    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISKS DESCRIBED BELOW BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US. ADDITIONAL RISKS NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS WERE TO OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS WOULD LIKELY SUFFER. IN THAT EVENT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF SIGNIFICANT OPERATING LOSSES AND EXPECT THESE LOSSES TO CONTINUE IN THE FUTURE.

    We have experienced significant operating losses since our inception and expect these losses to continue for the foreseeable future. We had a net loss of approximately $6,328,000 for the fiscal year ended August 31, 1999 and a net loss of approximately $195,000 for the twenty-six-week period ended
February 26, 2000, and, as of February 26, 2000, we had an accumulated deficit of approximately $66,892,000. The losses have resulted primarily from costs incurred in research and development and from general and administrative costs associated with our operations. These costs have exceeded our revenues which to date have been generated principally from collaborations and government grants. We anticipate incurring additional losses this year and in future years and cannot predict when, if ever, we will achieve profitability. These losses may increase in the near future as we expand our research and development activities. In addition, our partners' product development efforts which utilize our products are at an early stage and, accordingly, we do not expect our losses to be substantially mitigated by revenues from milestone payments or royalties under those agreements for a number of years, if ever.

USE OF GENOMIC INFORMATION TO DEVELOP OR COMMERCIALIZE PRODUCTS IS UNPROVEN.

    The development of new drugs and the diagnosis of disease based on genomic information is unproven. Our business strategy is based on the assumption that identifying and characterizing genes and sequencing select human genes and the genomes of select pathogens may help scientists better understand complex disease processes and develop drugs to treat these diseases. There is limited understanding of the roles of genes in diseases. Few therapeutic, vaccine or diagnostic products based on genomic information have been developed and commercialized. To date, no one has developed or commercialized any pharmaceutical, diagnostic or vaccine products based on our technologies. If we fail to identify genes useful for the discovery and development of such products, or if partners are unable to use the genomic information that we provide to them to develop such products, our current and potential customers may lose confidence in our products or their value for drug discovery, and our business may suffer as a result.

WE RELY HEAVILY UPON EXISTING AND PROSPECTIVE ALLIANCE PARTNERS AND LICENSEES, AND A SIGNIFICANT PORTION OF OUR REVENUE HAS BEEN DERIVED FROM ONE ALLIANCE PARTNER.

    Our strategy for developing and commercializing therapeutic, vaccine and diagnostic products depends, in large part, on strategic alliances and licensing arrangements with pharmaceutical and biotechnology partners. We currently have alliances with AstraZeneca, bioMerieux, Schering-Plough, and Wyeth-Ayerst. We have received a substantial portion of our revenue from these alliances, and we expect to continue to do so. Under these arrangements we are entitled to receive payments and royalties based on the achievement by us and our partners of certain development milestones and the successful development of products arising from the collaborations. Although we have achieved many of the scientific milestones under our agreements, we cannot assure you that we will continue these achievements in the future or that milestones dependent on our partners' development and commercialization activities will be attained.

    In addition, we cannot assure you that we will maintain our current collaborations or establish additional collaborations. Competition among genomics companies for collaborations with pharmaceutical companies is intense. This competition is enhanced by the trend towards consolidation among large pharmaceutical companies. Consequently, we cannot be sure that we will be able to enter into new collaborations or maintain our existing ones, and any new or renewed collaborations may be on terms less favorable to us than past collaborations. Our failure to maintain existing collaborations or to enter into additional collaborations would have a material adverse effect on our business. In particular, if funding from partners was not available or was reduced, we would need to devote additional internal resources to our research programs or possibly scale back or terminate some programs.

    Since 1996, we have received a significant amount of revenues based on payments under our alliances with Schering-Plough. We have two infectious disease alliances with Schering-Plough and a third alliance with Schering-Plough that relates to asthma genetics. The funded research phase under these agreements is scheduled to end in March 2000, September 2001 and June 2000, respectively. In addition, Schering-Plough is a subscriber to our PathoGenome Database. For the fiscal years ended August 31, 1997, 1998 and 1999 and the twenty-six week period ended February 26, 2000, revenues from Schering-Plough accounted for approximately 48%, 71%, 75% and 55%, respectively, of our total revenue. If Schering-Plough fails to extend the funded research phase of the agreements scheduled to end in June 2000 or September 2001, we would lose significant research funding, which could have a material adverse effect on us.

    Our strategy includes entering into multiple, concurrent alliances. We cannot assure you that we will be able to continue to manage multiple alliances successfully. The risks we face in managing multiple alliances include maintaining confidentiality among partners, avoiding conflicts between partners and avoiding conflicts between us and our partners. If we fail to manage our alliances effectively, or if any of the problems described above arise, one or more of the following could occur which could have a material adverse effect on our business:

 -   use of significant resources to resolve conflicts

 -   delay in research

 -   legal claims involving significant time

 -   expense

 -   loss of reputation

 -   termination of one or more alliances

 -   loss of capital and loss of revenues

    If our partners develop products using our genomic information, we will rely on these partners for product development, regulatory approval, manufacturing and marketing of those products before we can receive some of the milestone payments, royalties and other payments to which we may be entitled under the terms of some of our collaboration agreements. Our agreements with our partners typically allow the partners significant discretion in electing whether to pursue any of these activities. We cannot control the amount and timing of resources our partners may devote to our programs or potential products. As a result, we cannot assure you that our partners will perform their obligations as expected. In addition, if a partner is involved in a business combination, such as a merger or acquisition, or changes its business focus, its performance in our agreement may suffer and, as a result, we may not generate any revenues from the royalty, milestone and similar payment provisions of our alliance agreement with that partner.

OUR ALLIANCE PARTNERS MAY NOT BE SUCCESSFUL IN DEVELOPING OR COMMERCIALIZING THERAPEUTIC, DIAGNOSTIC OR VACCINE PRODUCTS UNDER OUR AGREEMENTS WITH THEM.

    Development of therapeutic, diagnostic and vaccine products based on our discoveries will be subject to the high risks of failure inherent in the development or commercialization of health care products. These risks include the possibility that any such products will be found to be toxic, be found to be ineffective, fail to receive and maintain necessary regulatory approvals, be difficult or impossible to manufacture on a large scale, be uneconomical to market, fail to be developed prior to the successful marketing of similar products by competitors or infringe on proprietary rights of third parties.

OUR CURRENT AND POTENTIAL ALLIANCE PARTNERS ARE PRIMARILY FROM, AND ARE SUBJECT TO RISKS FACED BY, THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES.

    We derive a substantial portion of our revenues from fees paid by pharmaceutical companies for our information products and services. We expect that pharmaceutical and biotechnology companies will be our primary source of revenues for the foreseeable future. As a result, we are subject to risks and uncertainties that affect the pharmaceutical and biotechnology industries and to reduction and delays in research and development expenditures by companies in these industries. These effects on the pharmaceutical and biotechnology industries may affect our ability to conclude deals with collaborative partners.

    In addition, our future revenues may be adversely affected by mergers and consolidation in the pharmaceutical and biotechnology industries, which will reduce the number of our potential customers. Large pharmaceutical and biotechnology customers could also decide to conduct their own genomic programs, rely on publicly available information or join consortia or seek other providers instead of using our products and services.

THE GENOMICS INDUSTRY IS INTENSELY COMPETITIVE AND EVOLVING.

    There is intense competition among entities attempting to sequence segments of the human genome and identify genes associated with specific diseases and develop products and services based on these discoveries. We face competition in these areas from genomic, pharmaceutical, biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies, both in the United States and abroad. One of our competitors has announced that it expects to complete the sequencing of the entire human genome before the end of 2000, which could adversely affect our business. Some of our competitors are developing databases containing gene sequence, gene expression, genetic variation or other genomic information and are marketing or plan to market their data to pharmaceutical companies. Additional competitors may attempt to establish databases containing this information in the future. In addition, some entities are attempting to identify and patent randomly sequenced genes and gene fragments, while others are pursuing a gene identification, characterization and product development strategy based on other genomic technologies. Numerous pharmaceutical companies also are developing genomic research programs, either alone or in partnership with our competitors. Competition among these entities to sequence genes, identify and characterize genes of interest, obtain patent protection and market this genomic information is intense and is expected to increase. In order to compete against existing and future technologies, we will need to demonstrate to potential customers that our technologies and capabilities are superior to those of our competitors.

    Many of our competitors have substantially greater capital resources, sequencing capabilities, research and developmental staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than us. These competitors may discover, characterize or develop important genes, drug targets or leads, drug discovery technologies or drugs before us or our customers or which are more effective than those developed by us or our customers, or may obtain regulatory approvals of their drugs more rapidly than our customers do, any of which could have a material adverse effect on any of our similar programs. Moreover, these competitors may obtain patent protection or other intellectual property rights that would limit our rights or our customers' ability to use our products to commercialize therapeutic, diagnostic or vaccine products.

    In addition, in our internal development efforts we may compete with our customers to whom we have granted access to our proprietary databases.

    Future competition will come from existing competitors as well as other companies seeking to develop new technologies for drug discovery based on gene sequencing, target gene identification, bioinformatics and related technologies. In addition, certain pharmaceutical and biotechnology companies have significant needs for genomic information and may choose to develop or acquire competing technologies to meet such needs. In the area of bioinformatics, we also face competition from providers of software. A number of companies have announced their intent to develop and market software to assist pharmaceutical companies and academic researchers in managing and analyzing their own genomic data and publicly available data.

WE FACE RAPID TECHNOLOGICAL CHANGE IN THE GENOMICS INDUSTRY WHICH COULD RESULT IN DRUG DEVELOPMENT TECHNOLOGY SUPERIOR TO THAT WHICH WE ARE DEVELOPING.

    The field of genomics is characterized by significant and rapid technological change. Many of our competitors have greater research and development capabilities and experience, as well as greater financial resources than do we. They may develop techniques for genomic-based drug discovery that are superior to those we are developing and render our technologies non-competitive or obsolete even before they generate revenue.

WE PLAN TO MAKE A SUBSTANTIAL INVESTMENT TO BUILD A NEW PHARMACOGENOMICS PROGRAM AND INCREASE OUR INVESTMENT IN OUR INFECTIOUS DISEASE FRANCHISE, BOTH OF WHICH ARE COMMERCIALLY UNPROVEN, AND ARE AREAS IN WHICH WE LACK EXTENSIVE OPERATING EXPERIENCE.

    The area of pharmacogenomics is relatively new and it has not been proven to be commercially viable. We intend to make a significant investment to build a new pharmacogenomics program. We lack extensive experience in utilizing pharmacogenomics in drug development programs or in marketing our pharmacogenomics capabilities to pharmaceutical companies. In the area of infectious disease, we plan to move further down the drug development process toward identifying and validating compounds internally. This activity will require increased research and development investment in an area where we lack experience. If our new product programs in either of these areas prove unsuccessful, our results of operations may be materially adversely affected.

OUR INTELLECTUAL PROPERTY PROTECTION MAY BE INADEQUATE TO PROTECT OUR PROPRIETARY RIGHTS.

    Our success will depend, in part, on our ability to obtain commercially valuable patent claims and protect our intellectual property. Our patent position is generally uncertain and involves complex legal and factual questions. Legal standards relating to the validity and scope of claims in our technology field are still evolving. Therefore, the degree of future protection for our proprietary rights is uncertain.

The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

 - the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents

 - the claims of any patents which are issued may be limited from those in our patent applications as filed and may not provide meaningful protection

 - we may not be able to develop additional proprietary technologies that are patentable

 - the patents licensed or issued to us or our customers may not provide a competitive advantage

 - other companies may challenge patents licensed or issued to us or our customers

 - patents issued to other companies may substantially impair our ability to conduct our business

 - other companies may independently develop similar or alternative technologies or duplicate our technologies

 - other companies may design around technologies we have licensed or developed

    We may apply for patent protection for compositions and methods relating to gene expression and disease-specific patterns of gene expression that we identify and individual disease genes and targets that we discover. These patent applications may include claims relating to novel genes, gene fragments or encoded protein and to novel uses for known genes, gene fragments or proteins identified from the use of our genomic information and our databases.

    We may not be able to obtain meaningful patent protection for our discoveries. Even if patents are issued, their scope of coverage or protection is uncertain. For example, we or our collaborators have filed patent applications with respect to a number of full length genes and corresponding proteins and partial genes of H. PYLORI, of M. LEPRAE and several other organisms. These applications seek to protect these full length and partial gene sequences and corresponding proteins, as well as equivalent sequences and products and uses derived from these sequences and proteins. Some court decisions indicate that disclosure of a partial sequence may not be sufficient to support the patentability of a full length sequence.

    In addition, we are aware that companies have published patent applications relating to nucleic acids encoding several H. PYLORI proteins and, in other disease programs, relating to genes for which we have found mutations of interest. If these companies are issued patents, their patents may limit our ability and the ability of our collaborators to practice under any patents that may be issued to us or our collaborators. Because of this, we or our collaborators may not be able to obtain patents with respect to the genes of infectious agents such as H. PYLORI, or the value of certain other patents issued to us or our collaborators that are the subject of other collaborations may be limited. Also, even if a patent were issued to us, the scope of coverage or protection afforded to such patent may be limited.

OUR PROPRIETARY POSITION MAY DEPEND ON OUR ABILITY TO PROTECT TRADE SECRETS.

    We rely on trade secret protection for our confidential and proprietary information and procedures, including procedures related to sequencing genes and to searching and identifying important regions of genetic information. We currently protect such information and procedures as trade secrets. We protect our trade secrets through recognized practices, including access control, confidentiality agreements with employees, consultants, collaborators, and customers, and other security measures. These confidentiality agreements may be breached, however, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

WE MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES AND MAY BECOME INVOLVED IN EXPENSIVE INTELLECTUAL PROPERTY LITIGATION.

    The intellectual property rights of biotechnology companies, including our company, are generally uncertain and involve complex legal, scientific and factual questions. Our success in the functional genomics field may depend, in part, on our ability to operate without infringing on the intellectual property rights of others and to prevent others from infringing on our intellectual property rights.

    There has been substantial litigation regarding patents and other intellectual property rights in the genomics industry. We may become party to patent litigation or proceedings at the U.S. Patent and Trademark Office or a foreign patent office to determine our patent rights with respect to third parties which may include subscribers to our database information services. Interference proceedings in the U.S. Patent Office or opposition proceedings in a foreign patent office may be necessary to establish which party was the first to discover such intellectual property. We may become involved in patent litigation against third parties to enforce our patent rights, to invalidate patents held by such third parties, or to defend against such claims. The cost to us of any patent litigation or similar proceeding could be substantial, and it may absorb significant management time. If an infringement litigation against us is resolved unfavorably to us, we may be enjoined from manufacturing or selling certain of our products or services without a license from a third party. We may not be able to obtain such a license on commercially acceptable terms, or at all.

    The U.S. Patent and Trademark Office has begun issuing patents to third parties relating to single nucleotide polymorphisms, commonly referred to as SNPs. We believe that many patent applications covering SNPs have been filed with the U.S. PTO. Therefore, our ability to obtain patent protection on SNPs could be reduced.

PUBLIC DISCLOSURE OF GENOMICS SEQUENCE DATA COULD JEOPARDIZE OUR INTELLECTUAL PROPERTY PROTECTION AND HAVE AN ADVERSE EFFECT ON THE VALUE OF OUR PRODUCTS AND SERVICES.

    The federally funded Human Genome Project and other research consortia engaged in similar research have committed to make available to the public basic human sequence data. These disclosures might limit the scope of our claims or make subsequent discoveries related to full-length genes unpatentable. We cannot be certain that such publication of sequence data has not affected and will not affect the ability to obtain patent protection. Customers may conclude that uncertainties about this type of protection decrease the value of our information products and services, and as a result, we may be required to reduce the fees we charge for these products and services. In addition, there has been recent public discussion questioning whether patent protection should be available for gene sequences. If we or our partners are unable to obtain patents for gene sequences, our business could be materially adversely affected.

WE MAY NOT BE ABLE TO OBTAIN MEANINGFUL PATENT PROTECTION FOR DISCOVERIES UNDER OUR GOVERNMENT CONTRACTS.

    Under our government grants and contracts, the government has a statutory right to practice or have practiced any inventions developed under the government research contracts. In addition, under certain circumstances, such as inaction on our part or the part of our licensees to achieve practical application of the invention or a need to alleviate public health or safety concerns not reasonably satisfied by us or our licensees, the government has the right to grant to other parties licenses to any inventions first reduced to practice under the government grants and contracts. If the government grants such a license to a third party, our patent position may be jeopardized. In addition, the government has ownership rights in the data, clones, genes and other material derived from the material furnished to us by the government, while we have ownership rights in other technology developed solely by us. We are also obligated under certain government grants to submit sequencing data and materials resulting from our research to public databases within 24 hours from the date such data and materials are developed. Our ability to obtain patent protection for our discoveries and inventions may be adversely affected by this publication.

INTERNATIONAL PATENT PROTECTION IS UNCERTAIN.

    Patent law outside the United States is uncertain and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. We may participate in opposition proceedings to determine the validity of our or our competitors' foreign patents, which could result in substantial costs and diversion of our efforts. Finally, some forms of patent protection available in the United States are not available to us in foreign countries due to the laws of those countries.

THE USE OF OUR GENOMIC PRODUCTS AND SERVICES BY OUR CUSTOMERS MAY BE SUBJECT TO GOVERNMENT REGULATION.

    The manufacture and marketing of products which may be developed by us or our collaborators are subject to certain U.S. Food and Drug Administration or other regulatory approvals. For example, any new drug developed by our efforts or the efforts of our customers must undergo an extensive regulatory review process. This process can take many years and require substantial expense. Also, changes in FDA policies and the policies of similar foreign regulatory bodies can increase the delay for each new drug, product license and biological license application. We expect similar delays in the regulatory review process for any diagnostic or agricultural product, where similar review or other approval is required. Even if marketing clearance is obtained, a marketed product and its manufacturer are subject to continuing review. Discovery of previously unknown problems with a product may result in withdrawal of the product from the market.

    Furthermore, we may be directly subject to regulations as a provider of diagnostic information. To the extent that such regulations restrict the sale of our products or impose other costs, our business may be materially adversely affected.

OUR RESEARCH AND PRODUCT DEVELOPMENT DEPENDS ON ACCESS TO TISSUE SAMPLES AND OTHER BIOLOGICAL MATERIALS AND GENE DATA FROM INDIVIDUALS.

    To continue to build our database products, we will need access to normal and diseased human and other tissue samples, other biological materials and related clinical and other information, which may be in limited supply. We compete with many other companies for these materials and information. We may not be able to obtain or maintain access to these materials and information on acceptable terms. In addition, government regulation in the United States and foreign countries could result in restricted access to, or use of, human and other tissue samples. If we lose access to sufficient numbers or sources of tissue samples, or if tighter restrictions are imposed on our use of the information generated from tissue samples, our business may be harmed. Competition among genomics companies is also increasing for access to unique data from related individuals that we use to identify genes for specific human diseases.

ETHICAL, LEGAL AND SOCIAL ISSUES RELATED TO THE USE OF GENETIC INFORMATION AND GENETIC TESTING MAY CAUSE LESS DEMAND FOR OUR PRODUCTS.

    Genetic testing has raised issues regarding confidentiality and the appropriate uses of the resulting information. For example, concerns have been expressed towards insurance carriers and employers using such tests to discriminate on the basis of such information, resulting in barriers to the acceptance of such tests by consumers. This could lead to governmental authorities calling for limits on or regulation of the use of genetic testing or prohibit testing for genetic predisposition to certain diseases, particularly those that have no known cure. Any of these scenarios could reduce the potential markets for our products.

WE RELY ON FUNDING FROM THE UNITED STATES GOVERNMENT.

    As of February 26, 2000, we had approximately $25.1 million of government research contracts outstanding under which we had not yet completed all of the services. Funding under our government grants and research contracts is subject to appropriation each year by the United States Congress and can be discontinued or reduced at any time. In addition, we cannot be certain that we will receive additional grants or contracts in the future. The government's failure to fund our research in this area not only would end our participation in the program, but might adversely affect the industry-wide perception of genomics and the utility of genomic information.

WE MAY NOT SUCCEED IN REALIZING ANY ADDITIONAL REVENUE FROM THE PATHOGENOME DATABASE.

    In 1997, we introduced the PathoGenome Database which consists of genetic information from more than thirty microbial organisms. Our strategy for our database depends on entering into subscription agreements with pharmaceutical, biotechnology and other companies for the use of our database. Each of the agreements that we have with our customers is for a specific term, and we expect that they may not be renewed upon expiration. If any agreements expire and are not renewed and we are unsuccessful in broadening access to our database, our business could suffer.

OUR SALES CYCLE IS LENGTHY AND WE MAY SPEND CONSIDERABLE RESOURCES ON UNSUCCESSFUL NEGOTIATION EFFORTS OR MAY NOT BE ABLE TO COMPLETE DEALS ON THE SCHEDULE ANTICIPATED.

    Our ability to obtain new customers for genomic information products depends on our customers' belief that we can help accelerate their drug discovery efforts. Our negotiation cycle is typically lengthy because we need to educate potential customers and sell the benefits of our products and services to a variety of constituencies within companies. In addition, each agreement involves the negotiation of unique terms. We may expend substantial funds and management effort with no assurance that an agreement will result. Actual and proposed consolidations of pharmaceutical companies have affected and may in the future affect the timing and progress of our ability to conclude deals with collaborative partners.

WE MAY NEED TO RAISE ADDITIONAL FUNDS IN THE FUTURE.

    We believe that the net proceeds of this offering together with existing cash and marketable securities, borrowings under equipment financing arrangements and anticipated cash flow from operations will be sufficient to support our current plans. However, we may choose to raise additional capital due to market conditions or strategic considerations even if we have sufficient funds for our operating plan. In particular, we may need additional funds to increase our research and development activities. We may seek funding through additional public or private equity offerings, debt financings or agreements with customers. If we raise additional capital by issuing equity or convertible debt securities, the issuances may dilute share ownership of existing investors and future investors may be granted rights superior to those of current shareholders. Additional financing may not be available when needed, or, if available, may not be available on favorable terms. If we cannot obtain adequate financing on acceptable terms when such financing is required, our business will be adversely affected.

WE DEPEND ON KEY PERSONNEL IN A HIGHLY COMPETITIVE MARKET FOR SKILLED PERSONNEL.

    We are highly dependent on the principal members of our senior management and key scientific and technical personnel. None of our employees are bound by a long term employment agreement, a non-competition agreement or are the subject of key man life insurance, other than Robert J.

Hennessey who has a non-competition agreement. The loss of any of these personnel could have a material adverse effect on our ability to achieve our goals. Our future success is also dependent upon our ability to attract and retain additional qualified scientific, technical and managerial personnel. Our plan to build our pharmacogenomics program will require us to hire a number of new personnel with expertise in this area. We experience intense competition for qualified personnel and may not be able to continue to attract and retain skilled personnel necessary for the development of our business.

OUR ACTIVITIES INVOLVE HAZARDOUS MATERIALS AND MAY SUBJECT US TO ENVIRONMENTAL LIABILITY.

    Our research and development involve the controlled use of hazardous and radioactive materials and biological waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, we could be held liable for damages or penalized with fines, and this liability could exceed our resources.

    We believe that we are in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material additional capital expenditures for environmental control facilities in the near term. However, we may have to incur significant costs to comply with current or future environmental laws and regulations.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH.

    We expect to continue to experience growth in the number of our employees and customers and the scope of our operations. In particular, we plan significant growth in our sequencing and pharmacogenomics business. This growth may continue to place a significant strain on our management and operations. Our ability to manage this growth will depend upon our ability to broaden our management team and our ability to attract, hire and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems, to manage multiple, concurrent customer relationships and to hire, train and manage our employees. In addition, we must continue to invest in customer support resources as the number of database customers and their requests for support increase. Our customers may have worldwide operations and require support at multiple U.S. and foreign sites.

RISKS RELATED TO THE SECURITIES MARKET AND THIS OFFERING

OUR STOCK PRICE IS HIGHLY VOLATILE.

    The market price of our stock has been and is likely to continue to be highly volatile due to the risks and uncertainties described in this section of the prospectus, as well as other factors, including:

 - conditions and publicity regarding the genomics or life sciences industries generally

 - termination of, or an adverse development in, our strategic alliances, subscription agreements, or commercial or governmental contract sequencing arrangements

 - price and volume fluctuations in the stock market at large which do not relate to our operating performance

 -   comments by securities analysts, or our failure to meet market expectations

 -   the level of investment in our new pharmacogenomics program

 - the timing of achievement of our development milestones and other payments under our strategic alliance agreements

    The stock market has from time to time experienced extreme price and volume fluctuations that are unrelated to the operating performance of particular companies. In the past, companies that have experienced volatility have sometimes been the subject of securities class action litigation. If litigation were instituted on this basis, it could result in substantial costs and a diversion of management's attention and resources.

MULTIPLE FACTORS BEYOND OUR CONTROL MAY CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS AND MAY CAUSE OUR BUSINESS TO SUFFER.

    Our revenues and results of operations may fluctuate significantly, depending on a variety of factors, including the following:

 - our success in concluding deals for, and changes in the demand for, our products

 - variations in the timing of payments from partners and customers and the recognition of these payments as revenues

 -   the terms we are able to negotiate in our deals

 -   the timing of our new product introductions, if any

 - changes in the research and development budgets of our customers and potential customers

 -   the introduction of new products and services by our competitors

 -   regulatory actions

 - expenses related to, and the results of, litigation and other proceedings relating to intellectual property rights

 -   the cost and timing of our adoption of new technologies

 - the cost, quality and availability of cell and tissue samples, reagents and related components and technologies, including those supplied to us pursuant to contractual arrangements

 -   our sales cycle for concluding alliances and other deals is lengthy

    We will not be able to control many of these factors. In addition, if our revenues in a particular period do not meet expectations, we may not be able to adjust our expenditures in that period, which could cause our business to suffer. We believe that period-to-period comparisons of our financial results will not necessarily be meaningful. You should not rely on these comparisons as an indication of our future performance. If our operating results in any future period fall below the expectations of securities analysts and investors, our stock price may fall, possibly by a significant amount.

FUTURE ACQUISITIONS MAY ABSORB SIGNIFICANT RESOURCES AND MAY BE UNSUCCESSFUL.

    As part of our strategy, we may pursue acquisitions, investments and other relationships and alliances. Acquisitions may involve significant cash expenditures, debt incurrence, additional operating losses, dilutive issuances of equity securities, and expenses that could have a material adverse effect on our financial condition and results of operations. For example, to the extent that we elect to pay the purchase price for such acquisitions in shares of our stock, the issuance of additional shares of our stock will be dilutive to our stockholders. Acquisitions involve numerous other risks, including:

 - difficulties integrating acquired technologies and personnel into our business

 -   diversion of management from daily operations

 -   inability to obtain required financing on favorable terms

 -   entering new markets in which we have little or no previous experience

 -   potential loss of key employees or customers of acquired companies

 - assumption of the liabilities and exposure to unforseen liabilities of acquired companies

 -   amortization of the intangible assets of acquired companies

    It may be difficult for us to complete these types of transactions quickly and to integrate the businesses efficiently into our current business. Any acquisitions or investments by us may ultimately have a negative impact on our business and financial condition.

FOLLOWING THE OFFERING, OUR SHAREHOLDERS MAY BE ABLE TO SELL SHARES WHICH COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

    Upon completion of this offering, we will have approximately 23,588,566 shares of common stock outstanding, assuming no exercise of outstanding options to purchase common stock and excluding the restricted shares of common stock granted but not yet issued. Our officers and directors, in the aggregate, beneficially own 1,257,648 shares of common stock (including 1,207,148 shares issuable upon the exercise of outstanding options held by our directors and executive officers and their affiliates which are exercisable within the 60-day period following March 21, 2000) have agreed, with respect to 1,257,648 shares of common stock, not to sell or otherwise transfer such shares for a period of 90 days after the date of this prospectus, which is referred to as the lock-up period.

    Following expiration of the lock-up period, substantially all outstanding shares of our common stock will be eligible for an immediate resale as a result of having been registered for resale under the Securities Act, pursuant to the provisions of Rule 144 or otherwise. The shares not eligible for immediate resale will remain eligible for sale pursuant to Rule 144, subject only to the volume limitation and manner of sale restrictions of Rule 144. In addition, the shares of common stock issuable upon the exercise of outstanding options have been registered under the Securities Act and, upon exercise, will be eligible for immediate resale.

    The sale of shares of our common stock could adversely affect the prevailing market price of our common stock.

SOME OF OUR SHAREHOLDERS HAVE REGISTRATION RIGHTS THAT COULD DILUTE OUR COMMON STOCK.

    Pursuant to an agreement between us and bioMerieux, in the event we elect to register any of our equity securities under the Securities Act for our shareholders, subject to certain exceptions and limitations, we are obligated to use our best efforts to include any shares requested to be registered by bioMerieux in the registration if the registration occurs after September 30, 2001. We are required to bear all registration expenses incurred in connection with the registration of these shares. We may have an obligation to pay the costs incurred by Robert J. Hennessey in connection with an underwritten public offering of some or all of Robert J. Hennessey's shares of common stock.

                           FORWARD-LOOKING STATEMENTS

    This prospectus and the documents we have filed with the Securities and Exchange Commission contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management's judgment regarding future events. Forward-looking statements typically are identified by use of terms such as "may," "will," "should," "plan," "expect," "intend," "anticipate," "estimate" and similar words, although some forward-looking statements are expressed differently. All forward-looking statements other than statements of historical fact included in this prospectus regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements. We cannot guarantee the accuracy of the forward-looking statements, nor do we plan to update these forward-looking statements. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described in "Risk Factors" and elsewhere in this prospectus.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is quoted on the Nasdaq National Market under the symbol "GENE." The following table sets forth for the periods indicated the high and low sale prices per share of our common stock, as reported by the Nasdaq National Market.

                                                                 HIGH          LOW
                                                              -----------   ---------
FISCAL YEAR ENDED AUGUST 31, 1998
  First Quarter.............................................  9 7/8         7 1/4
  Second Quarter............................................  9             6
  Third Quarter.............................................  9 1/2         6 1/2
  Fourth Quarter............................................  6 3/4         2 1/8

FISCAL YEAR ENDED AUGUST 31, 1999
  First Quarter.............................................  3 7/8         1 3/4
  Second Quarter............................................  3 7/8         2 1/8
  Third Quarter.............................................  4 5/16        3
  Fourth Quarter............................................  4 3/4         2 2/3

FISCAL YEAR ENDED AUGUST 31, 2000
  First Quarter.............................................  5 2/5         3 3/8
  Second Quarter............................................  51 1/2        3 3/4
  Third Quarter (through March 21, 2000)....................  75 3/8        20 1/8

    There were approximately 1,203 shareholders of record of our common stock as of February 26, 2000. On March 21, 2000, the last sale price for our common stock as reported by Nasdaq was $24.6875.

                                USE OF PROCEEDS

    We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $69.1 million. If the underwriters fully exercise the over-allotment option, the net proceeds of the shares we sell will be $79.6 million. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $24.6875 per share. "Net proceeds" is what we expect to receive after paying the underwriting discount and other expenses of the offering.

    We intend to use the net proceeds to fund research and development activities, including investing in our emerging pharmacogenomics program and expanding our infectious disease franchise, and for general corporate purposes including capital expenditures, working capital and the possible acquisition of businesses, products or technologies that are complementary to our own. We do not have any understandings or agreements with respect to any such acquisitions.

    We have not yet determined the amount of net proceeds to be used for each of the purposes indicated above. Accordingly, our management will retain broad discretion in the allocation of net proceeds.

    Until we use the net proceeds of this offering, we will invest the funds in government securities and other short-term, investment-grade, interest-bearing instruments.

                                DIVIDEND POLICY

    We have never paid any cash dividends on our capital stock. We expect to retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not intend to pay any cash dividends on our common stock in the foreseeable future. Certain of our equipment lease facilities prevent us from paying any cash dividends while there are amounts outstanding under these facilities without consent of the lessor.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of February 26, 2000:

 -   On an actual basis

 - On an as adjusted basis assuming our sale in the offering of 3,000,000 shares of common stock at an assumed public offering price of $24.6875 per share less our costs associated with this offering

 - Based on shares outstanding as of February 26, 2000, which excludes 2,386,628 shares of common stock issuable upon exercise of outstanding options at a weighted average price of $4.26 per share, and also excludes 147,346 restricted shares of common stock granted but not yet issued

                                                                     FEBRUARY 26, 2000
                                                              -------------------------------
                                                                   ACTUAL         AS ADJUSTED
                                                              -----------------   -----------
                                                                      (IN THOUSANDS)
   Current maturities of long-term obligations..............  $           4,407     $  4,407
                                                              =================     ========

   Long-term obligations, net of current maturities.........  $           5,760     $  5,760

   Stockholders' equity:

     Common stock, $0.10 par value, 34,375,000 shares
       authorized, 20,588,566 shares issued and outstanding
       and 23,588,566 shares issued and outstanding, as
       adjusted.............................................              2,059        2,359

     Series B restricted stock, $0.10 par value, 625,000
       shares authorized, no shares issued and
       outstanding..........................................                 --           --

     Additional paid-in capital.............................             96,862      165,681

     Accumulated deficit....................................            (66,892)     (66,892)

     Deferred compensation..................................               (975)        (975)
                                                              -----------------     --------

      Total stockholders' equity............................  $          31,054     $100,173
                                                              -----------------     --------

         Total capitalization...............................  $          36,814     $105,933
                                                              =================     ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

    This section presents selected historical data. You should read carefully the consolidated financial statements included in this prospectus, including the notes to the consolidated financial statements. The selected data in this section is not intended to replace the consolidated financial statements. We derived the selected consolidated financial data set forth below as of August 31, 1998 and 1999 and for the three years in the period ended August 31, 1999 from our consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants, which we have included elsewhere in this prospectus. We derived the selected consolidated financial data set forth below as of August 31, 1995, 1996, 1997 and for the years ended August 31, 1995 and 1996 from our consolidated financial statements which have been audited by Arthur Andersen LLP which are not included in this prospectus. We derived the balance sheet data as of February 26, 2000 and the statement of operations data for the twenty-six week periods ended February 27, 1999 and February 26, 2000 from our unaudited consolidated financial statements. We believe that the unaudited historical financial statements contain all adjustments needed to present fairly the information included in those financial statements and that the adjustments made consist only of normal recurring adjustments. Historical results are not necessarily indicative of results that may be expected in the future.

                                                                                                       TWENTY-SIX WEEK
                                                    YEAR ENDED AUGUST 31,                               PERIOD ENDED
                                     ----------------------------------------------------   -------------------------------------
                                       1995       1996       1997       1998       1999     FEBRUARY 27, 1999   FEBRUARY 26, 2000
                                     --------   --------   --------   --------   --------   -----------------   -----------------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Contract research, licenses,
    subscription fees and
    royalties......................  $10,975    $19,471    $ 16,653   $ 19,217   $24,018         $11,513             $13,840

Costs and expenses:
  Research and development.........    7,892     14,074      26,524     31,977    26,700          13,486              11,750
  Selling, general and
    administrative.................    2,644      5,047       3,766      4,292     4,279           2,062               2,688
                                     -------    -------    --------   --------   -------         -------             -------
    Total costs and expenses.......   10,536     19,121      30,290     36,269    30,979          15,548              14,438

  Income (loss) from operations....      439        350     (13,637)   (17,052)   (6,961)         (4,035)               (598)

  Interest income..................      232      1,785       2,966      2,386     1,587             874                 799
  Interest expense.................      (86)      (214)       (631)    (1,147)     (954)           (529)               (396)
                                     -------    -------    --------   --------   -------         -------             -------
Net interest income................      146      1,571       2,335      1,239       633             345                 403

Net income/(loss)..................  $   585    $ 1,921    $(11,302)  $(15,813)  $(6,328)        $(3,690)            $  (195)
                                     =======    =======    ========   ========   =======         =======             =======

Net income/(loss) per common share:
    Basic..........................  $  0.05    $  0.11    $  (0.64)  $  (0.87)  $ (0.34)        $ (0.20)            $ (0.01)
                                     =======    =======    ========   ========   =======         =======             =======
    Diluted........................  $  0.04       0.11       (0.64)     (0.87)    (0.34)          (0.20)              (0.01)
                                     =======    =======    ========   ========   =======         =======             =======

Weighted average common equivalent
  shares Outstanding
    Basic..........................   12,962     18,130      17,618     18,212    18,383          18,335              19,396
    Diluted........................   13,037         --          --         --        --              --                  --

                                                                                                                        AS OF
                                                                                AS OF AUGUST 31,                     FEBRUARY 26,
                                                              ----------------------------------------------------   ------------
                                                                1995       1996       1997       1998       1999         2000
                                                              --------   --------   --------   --------   --------   ------------
                                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents, marketable securities and restricted
  cash......................................................  $ 9,011    $53,769    $ 47,844   $ 34,177   $25,062      $ 35,891
Working capital.............................................    5,499     25,905      35,709     20,823    15,641        22,797
Total assets................................................   11,529     63,279      60,688     51,465    39,485        51,034
Long-term obligations, net of current maturities............      892      3,228       7,149      8,479     5,925         5,760
Shareholders' equity........................................    7,239     54,313      43,948     29,248    23,411        31,054

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE FOLLOWING DISCUSSION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We are a leader in the commercialization of genomics-based drug discovery. We have over ten years of experience in genomics research and have been one of the original recipients of funding from the United States government under its genome programs. Our commercial strategy is to use our genomics and related proprietary technologies to identify and validate novel drug targets for commercialization through alliances with pharmaceutical companies. Our two areas of scientific focus are the discovery and characterization of novel targets for human diseases and serious infectious diseases. We also commercialize our sequencing capabilities through the GTC Sequencing Center, which we established in July 1999 to provide high quality, industrial scale sequencing to pharmaceutical and biotechnology companies on a contract basis. In May 1997, we introduced a non-exclusive genetic database, the PathoGenome Database, which provides subscribers with genetic information to identify gene targets. We believe that our genomic discoveries and information from our database will lead to the development of novel therapeutics, vaccines, and diagnostic products by us and our strategic partners.

    We receive payments from our collaborators based on license fees, sponsored research and milestone payments during the term of the collaboration. We also receive ongoing royalties from the licensing of certain parts of our intellectual property portfolio to third parties. In addition, subscribers to our PathoGenome Database pay access fees for the information they obtain. Once a product resulting from a research collaboration or a subscriber's use of the PathoGenome Database is commercialized, we are entitled to receive royalty payments based upon product revenues. We expect that our collaborations will result in the discovery and commercialization of novel pharmaceutical, vaccine and diagnostic products. In order for a product to be commercialized based on our research, it will be necessary for the collaborators to conduct preclinical tests and clinical trials, obtain regulatory clearances, manufacture, sell, and distribute the product. Accordingly, we do not expect to receive royalties based upon product revenues for many years, if at all. Additionally, we sell, as a contract service business, high quality genomic information to third parties, including pharmaceutical companies, biotechnology companies, governmental agencies, and academic institutions.

    Our primary sources of revenue are collaborative agreements with pharmaceutical company partners, subscription agreements to our PathoGenome Database and government research grants and contracts. We have six collaborative research agreements. In August 1995, we entered into a collaboration with AstraZeneca to develop pharmaceutical, vaccine and diagnostic products effective against gastrointestinal infections or any other disease caused by H. PYLORI. In August 1999, the sponsored research under the collaboration concluded and the program transitioned into AstraZeneca's pipeline. We are entitled to receive additional milestone payments and royalties based upon the development by AstraZeneca of any products from the research collaboration. We entered into a collaboration with Schering-Plough in December 1995. Under this collaboration, Schering-Plough can use our STAPH. AUREUS genomic database to identify new gene targets for the development of novel antibiotics. In December 1996, we entered into our second research collaboration with Schering-Plough to identify genes and associated proteins that Schering-Plough can utilize to develop new pharmaceuticals for treating asthma. In September 1997, we established our third research alliance with Schering-Plough for the development of new pharmaceutical products to treat fungal infections. In September 1999, we entered into a strategic alliance with bioMerieux to develop, manufacture and sell IN VITRO pathogen diagnostic products for human clinical and industrial applications. As part of the strategic alliance, bioMerieux has purchased a subscription to our PathoGenome Database and has made an equity investment. In December 1999, we entered into a strategic alliance with Wyeth-Ayerst to develop drugs based on our genetic research to treat osteoporosis. Under our strategic alliance agreements with Schering-Plough, for our fiscal years ended August 31, 1997, 1998, and 1999 and the twenty-six week periods ended February 27, 1999 and February 26, 2000, we recognized revenue accounting for approximately 48%, 71%, 75%, 74% and 55%, respectively, of our total revenue.

    In May 1997, we introduced our PathoGenome Database and sold our first subscription. Since that date, we have continued to contract with subscribers on a non-exclusive basis, and, as of February 2000, we had a total of six subscribers. Under our agreements, the subscribers receive non-exclusive access to information relating to microbial organisms in our PathoGenome Database. Subscriptions to the database generate revenue over the term of the subscription with the potential for royalty payments to us from future product sales.

    Since 1989, the United States government has awarded us a number of research grants and contracts related to government genomics programs. The scope of the research covered by grants and contracts encompasses technology development, sequencing production, technology automation, and disease gene identification. These programs strengthen our genomics technology base and enhance the expertise of our scientific personnel. In July 1999, the government named us as one of the nationally funded DNA sequencing centers of the international Human Genome Project. We are participating in an international consortium in a full-scale effort to sequence the human genome. We will receive funding from the National Human Genome Research Institute (NHGRI) under the Human Genome Project of up to $15.6 million over a three-year period, of which $5.0 million is guaranteed over the initial twelve months. In October 1999, NHGRI appointed us as one of the initial centers in the Mouse Genome Sequencing Network. We will participate in deciphering the genetic makeup of the mouse. We will receive funding from the NHGRI under this program of up to $12.9 million over a three-year period, of which $2.4 million is guaranteed over the initial seven months. These programs are subject to annual appropriations by the government based upon the availability of government funds and the achievement by us of certain milestones. Government grants as a percentage of total revenue will increase due to these grants received from NHGRI.

    We have incurred significant operating losses since our inception. As of February 26, 2000, we had an accumulated deficit of approximately $66.9 million. Our losses have resulted primarily from costs associated with prior operating businesses and research and development expenses. These costs have often exceeded our revenues generated by our alliances, subscription agreements and government contracts and grants. Our results of operations have fluctuated from period to period and may continue to fluctuate in the future based upon the timing, amount and type of funding. We expect to incur additional operating losses in the future.

NEW ACCOUNTING PRONOUNCEMENT

    Staff Accounting Bulletin No. 101 (SAB 101), REVENUE RECOGNITION, was issued in December 1999. SAB 101 will require companies to recognize certain upfront non-refundable fees and milestone payments over the life of the related alliances when such fees are received in conjunction with alliances that have multiple elements. We are required to adopt this new accounting principle through a cumulative charge to our statement of operations, in accordance with Accounting Principles Board Opinion (APB) No. 20, ACCOUNTING CHANGES, no later than the first quarter of fiscal 2001. We believe that the adoption of SAB 101 will have an impact on our future operating results as it relates to the upfront non-refundable payments and milestone payments received in connection with our alliances.

The historical financial statements reflect payments of approximately
$17.0 million received in fiscal year 1995 through February 26, 2000. Based on guidance currently available, upon the adoption of SAB 101, we will be required to record these fees as revenue over the life of the related agreement.

RESULTS OF OPERATIONS

TWENTY-SIX WEEK PERIODS ENDED FEBRUARY 27, 1999 AND FEBRUARY 26, 2000

REVENUE

    Revenues increased 20% from $11,513,000 for the twenty-six week period ended February 27, 1999 to $13,840,000 for the twenty-six week period ended
February 26, 2000. This increase was the result of an increase in payments under our government research grant with the National Human Genome Research Institute to participate in the international Human Genome and Mouse Genome sequencing projects, which was partially offset by a decline in sponsored research funding.

COSTS AND EXPENSES

    Total costs and expenses decreased 7% from $15,548,000 for the twenty-six week period ended February 27, 1999 to $14,437,000 for the twenty-six week period ended February 26, 2000. Research and development expenses decreased 13% from $13,486,000 in the twenty-six week period ended February 27, 1999 to $11,750,000 for the twenty-six week period ended February 26, 2000. Research and development expenses include research and development activities sponsored by us and research funded pursuant to arrangements with our corporate alliances and the U.S. government. The reduction was primarily attributable to our decision to focus on fewer internally funded programs. The reduction in these expenses consisted of decreases in payroll and related expenses, laboratory supplies and overhead expenses.

    Selling, general and administrative expenses increased 30% from $2,062,000 for the twenty-six week period ended February 27, 1999 to $2,688,000 for the twenty-six week period ended February 26, 2000. This increase stemmed from an increase in salaries and related expenses, legal fees, as well as, compensation expense related to issuance of stock options and restricted stock.

INTEREST INCOME AND EXPENSE

    Interest income decreased 9% from $874,000 for the thirteen week period ended February 27, 1999 to $799,000 for the same period ended February 26, 2000. This decrease reflects a reduction in investment income resulting from our use of cash to fund our operations.

    Interest expense decreased 25% from $529,000 for the twenty-six week period ended February 27, 1999 to $396,000 for the twenty-six week period ended February 26, 2000 due primarily to a decrease in outstanding balances under our long-term obligations.

FISCAL YEARS ENDED AUGUST 31, 1999, 1998 AND 1997

REVENUE

    Total revenues increased 25% from $19,217,000 in fiscal 1998 to $24,018,000 in fiscal 1999 and increased 15% from $16,653,000 in fiscal 1997 to $19,217,000 in fiscal 1998. This increase in both fiscal year 1999 and 1998 was primarily attributable to increased payments recognized under our alliance research agreements with Schering-Plough, as well as increased subscription fees earned under our subscription agreements to the PathoGenome Database.

COSTS AND EXPENSES

    Total costs and expenses decreased 15% from $36,270,000 in fiscal 1998 to $30,979,000 in fiscal 1999 and increased 20% from $30,290,000 in fiscal 1997 to $36,270,000 in fiscal 1998. Research and development expense, which includes internal research and development and research funded pursuant to arrangements with our corporate alliances and the U.S. government, decreased 17% from $31,977,000 in fiscal 1998 to $26,700,000 in fiscal 1999. The reduction in research and development expenses was primarily attributable to our decision to focus on fewer internally funded programs, specifically in the area of microbial genetics, human gene discovery and functional genomics. The decrease from fiscal 1998 to fiscal 1999 consisted primarily of decreases in payroll and related expenses, laboratory supplies and overhead expenses. Research and development expenses increased 21% from $26,524,000 in fiscal 1997 to $31,977,000 in fiscal 1998 due primarily to increases in both personnel and laboratory expenses associated with our expansion of our microbial genetics, human gene discovery and functional genomics research programs, as described above.

    Selling, general and administrative expenses decreased slightly from $4,292,000 in fiscal 1998 to $4,279,000 in fiscal 1999 and increased 14% from $3,766,000 in fiscal 1997 to $4,292,000 in fiscal 1998. The increase in selling, general and administrative expenses from fiscal 1997 to fiscal 1998 primarily represented increases in payroll and related expenses.

INTEREST INCOME AND EXPENSE

    Interest income decreased 34% from $2,387,000 in fiscal 1998 to $1,587,000 in fiscal 1999 and decreased 20% from $2,966,000 in fiscal 1997 to $2,387,000 in fiscal 1998. Both of these decreases were due to the reduction in funds available for investment as a result of cash being utilized by us to fund our operations.

    Interest expense decreased 17% from $1,147,000 in fiscal 1998 to $954,000 in fiscal 1999 due to the decrease in our outstanding balances under long-term obligations. Interest expense increased 82% from $631,000 in fiscal 1997 to $1,147,000 in fiscal 1998 due to an increase in our financing arrangements as a result of the consolidation of our operations into our Beaver Street facility.

LIQUIDITY AND CAPITAL RESOURCES

    Our primary sources of cash have been payments received from our alliances, subscription fees, government grants and contracts, borrowings under equipment lending facilities and capital leases and proceeds from the sale of equity securities.

    We received payments of $19,705,000, $21,255,000 and $11,984,000 in fiscal
1998 and 1999, and for the twenty-six week period ended February 26, 2000, respectively, from our alliances consisting of sponsored research funding, subscription fees, milestone payments and expense reimbursement, all of which are included in research funding. In fiscal 1997, we received payments of $13,496,000 from our alliances consisting of an up-front license fee, sponsored research funding, subscription fee, milestone payments and expense reimbursement, all of which are included in research funding.

    As of February 26, 2000, we had cash, cash equivalents, restricted cash and short-term marketable securities of $35,891,000. We have various arrangements under which we finance certain office and laboratory equipment and leasehold improvements. We have an aggregate of $10,167,000 outstanding under our borrowing arrangement at February 26, 2000. This amount is repayable over the next 36 months and $4,407,000 of this amount is repayable within the next
12 months. Under these arrangements, we are required to maintain certain financial ratios, including minimum levels of tangible net worth, total indebtedness to tangible net worth, minimum cash level, debt service coverage and minimum restricted cash balances. At February 26, 2000, we had $1,996,000 available under one of these arrangements for future borrowings.

    Our operating activities provided cash of $5,452,000 for the twenty-six week period ended February 26, 2000 due to a decrease in net loss and an increase in deferred revenue, and accrued expenses. The increase in deferred revenue represents payments received under the bioMerieux and Wyeth-Ayerst alliances prior to revenue recognition. The increase in accrued liabilities reflects an increase in payroll tax withholdings which is attributable to the exercise of non-qualified stock options during the period. Our operating activities used cash of approximately $3,184,000, $9,279,000 and $4,757,000 in fiscal 1999, 1998 and 1997, respectively, to fund our operations.

    Our investing activities provided cash of $4,773,000 for the twenty-six week period ended February 26, 2000 primarily through the conversion of our marketable securities to cash and cash equivalents. Our investing activities provided cash of approximately $10,241,000, $10,898,000 and $2,257,000 in fiscal 1999, 1998 and 1997, respectively, primarily through the conversion of marketable securities to cash and cash equivalents, partially offset by the purchase of equipment and additions to leasehold improvements.

    Capital expenditures, including property and equipment acquired under capital leases, totaled $2,376,000 for the twenty-six week period ended February 26, 2000. Our capital expenditures totaled $2,182,000, $8,735,000 and $7,213,000 for the fiscal years ended 1999, 1998 and 1997, respectively. Purchases consisted of equipment and additions to leasehold improvements. We currently estimate that we will acquire an additional $2,500,000 in capital equipment in fiscal 2000 consisting primarily of computer and laboratory equipment which we intend to finance the majority under existing equipment financing arrangements.

    Our financing activities provided cash of approximately $5,354,000 for the twenty-six week period ended February 26, 2000 primarily from the sale of equity securities to bioMerieux, exercise of stock options, partially offset by payments of long-term obligations. Our financing activities used cash of approximately $5,233,000 in fiscal 1999 primarily for payments of long-term obligations, partially offset by proceeds from the exercise of stock options. Our financing activities provided cash of approximately $756,000 and $422,000 in fiscal 1998 and 1997, respectively, primarily from proceeds received from long-term obligations partially offset by proceeds from the exercise of stock options, net of payments of long-term obligations.

    As of August 31, 1999, we had net operating loss and tax credits (investment and research) carryforwards of approximately $63,785,000 and $3,137,000, respectively, available to reduce federal taxable income and federal income taxes, respectively, if any. Net operating loss carryforwards and credits are subject to review and possible adjustment by the Internal Revenue Service and may be limited in the event of certain cumulative changes in ownership interests of significant shareholders over a three-year period in excess of 50%. Additionally, certain of these losses are expiring due to the limitation of the carryforward period.

    We believe that the net proceeds of this offering, together with our existing capital resources, are adequate to meet our cash requirements for at least one year. However, these are estimates which involve risks and uncertainty. Our actual future capital requirements and the adequacy of our available funds and the proceeds from this offering will depend on many factors, including those discussed under "Risk Factors" and the following:

 -   progress of our genomic discovery programs;

 -   the number and breadth of our alliances;

 - the costs and uncertainty of success of our emerging businesses in pharmacogenomics and infectious diseases;

 - the progress of the development and commercialization efforts of our alliance partners;

 - the level of our activities relating to our programs and to the development and commercialization rights we retain in our arrangements with alliance partners;

 -   competing technological and market developments;

 - the costs associated with obtaining access to tissue samples and related information; and

 - the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights.

    We may seek additional funding in the future through public or private financing. Additional financing may not be available when needed, or if available, it may not be on terms acceptable to us. To the extent that we raise additional capital by issuing equity or convertible debt securities, ownership dilution to stockholders will result.

    We do not currently use derivative financial instruments. We generally place our marketable security investments in high quality credit instruments, as specified in our investment policy guidelines; the policy also limits the amount of credit exposure to any one issue, issuer, and type of instrument. We do not expect any material loss from our marketable security investments and therefore believe that our potential interest rate exposure is limited.

                        BUSINESS OF GENOME THERAPEUTICS

OVERVIEW

    We are a leader in the commercialization of genomics-based drug discovery. Through the identification of genes and the characterization of the function of those genes, we are seeking to accelerate the discovery and development of products to treat and diagnose a number of diseases. The United States government has selected us to participate in a number of government sponsored gene discovery programs, including the Human Genome Project and the Mouse Genome Sequencing Network. Our depth of experience in the genomics field has permitted us to emerge as a leader in creating industrial scale genomics tools for product development. Our tools include:

 -   high-throughput sequencing

 -   sequence finishing

 -   bioinformatics

 -   functional genomics

 -   assay development

    We have combined our genomics tools into an integrated platform of highly automated technologies which allows us to rapidly generate high quality genomic information that we use to identify and validate targets for the development of new therapeutic and diagnostic products.

    We concentrate our product discovery efforts in two principal areas: human diseases believed to have a significant genetic component and infectious diseases caused by pathogens, including bacteria and fungi. We are pursuing the discovery of products based on our genomic discoveries both through strategic alliances with corporate partners and through internal research programs. In the area of human diseases, we have alliances with Wyeth-Ayerst to develop treatments for osteoporosis and with Schering-Plough to develop treatments for asthma. In the area of infectious diseases, we have ongoing collaborations with Schering-Plough to develop treatments for drug resistant bacterial infections, including STAPH. AUREUS, and to develop novel anti-fungals. We are working with AstraZeneca to develop treatments for ulcers caused by H. PYLORI. We have also partnered with bioMerieux to develop diagnostics for infectious diseases. As part of our emerging businesses, we are continuing to invest in our internal infectious disease franchise and build our pharmacogenomics program.

    In addition to our drug discovery programs, we have formed the GTC Sequencing Center to provide industrial scale, high quality customized sequencing services to pharmaceutical companies and biotechnology companies on a contract basis. Since the launch of the GTC Sequencing Center in July 1999, we have entered into 11 sequencing contracts with pharmaceutical and biotechnology companies and other research institutions, in addition to our work in the United States government's genomics programs. We are also seeking to increase access to our PathoGenome Database beyond our initial six subscribers by making it available to a broader spectrum of users.

SCIENTIFIC BACKGROUND

    Genes define the inherited characteristics of an organism and are found in all living cells, including human, animal and pathogen cells. Each gene is responsible for producing a specific protein that performs a specific biological function in the body. A variety of factors cause human disease, including genetic defects, pathogens and environmental factors, with many of the most common life threatening and chronic diseases believed to have a genetic component. Genetic defects in humans may lead to overproduction or underproduction of proteins, resulting in disease. Consequently, the identification and characterization of genes and the proteins associated with these genes may lead to new therapies and diagnostic tests. In the case of diseases caused by pathogens, the identification and characterization of the genes essential to the survival of the pathogen may lead to the development of new drugs and vaccines to combat the pathogen. An individual's genetic makeup may also predetermine his or her susceptibility to types of treatments or specific drugs. This genomic profile may permit the application of pharmacogenomics to optimize the efficacy or minimize the toxicity of novel or existing drugs.

    While efforts to identify and characterize the genes responsible for various diseases by the Human Genome Project and genomics companies have resulted in the generation of tremendous amounts of gene sequence and other genetic information, the discovery of new products based on this information has been limited. The U.S. government and several private companies are spending enormous resources toward the completion of the entire human genomic sequence containing over 100,000 gene pairs. This has led to a further effort to identify those genetic abnormalities or mutations that have a relationship to a specific disease state. These mutations add millions of potential genetic sequence combinations to the universe of potential drug targets. Identifying genes that cause or are associated with a specific disease and determining how those genes contribute to the disease has been a formidable challenge. Therefore, industrialized discovery technologies that can convert this large amount of genomic data into actual drug candidates is critical to translate these early-stage discoveries into actual treatments for human disease.

    An integrated suite of technologies, tools and data management and analysis capabilities is required to bridge this gap between data inputs and drug candidates. We have designed an integrated platform of highly automated, industrial scale technologies that permits us to rapidly analyze and draw conclusions from high quality genomic information. Our approach will allow us and our collaborators to effectively use genomic information to identify and validate targets that will then be successfully developed into novel therapeutics and diagnostic products.

OUR STRATEGY

    We intend to use our integrated suite of genomics technologies to accelerate drug discovery both in our internal research programs and those of our collaborators. The key elements of our strategy include:

 ESTABLISH AND EXPAND ALLIANCES WITH INDUSTRY LEADERS IN SPECIFIC DISEASES

    We believe our current alliances with Wyeth-Ayerst, Schering-Plough, AstraZeneca, and bioMerieux, all industry leaders in their fields, provide us the best opportunity to convert our genomics expertise into product opportunities. We have met or exceeded our development schedule with all of our collaborators and will continue to deliver high quality genomic information on a timely basis to our collaborators. We will also seek to expand these alliances. We will also seek to enter into additional alliances with partners that have franchises in the treatment of major disease indications. We believe companies that have major research efforts and/or commercial products focused on a particular disease will be motivated to utilize genomic information to develop novel products that will allow them to maintain their market leadership position.

 USE OUR CONTRACT SEQUENCING BUSINESS TO GENERATE NEAR-TERM REVENUE AND BUILD
  RELATIONSHIPS WITH POTENTIAL COLLABORATORS

    Our reputation for rapid, high quality sequencing has been recognized by the U.S. government, which has selected us as one of ten U.S. centers for the Human Genome Project and one of five initial centers for the Mouse Genome Sequencing Network, and the only commercial entity involved in either project. In order to leverage fully our sequencing capabilities, in July 1999 we launched the GTC Sequencing Center to provide high quality, industrial scale customized sequencing services to pharmaceutical and biotechnology companies on a contract basis. We intend to use our contract sequencing business to generate near-term revenues and as an opportunity to familiarize customers with our genomics capabilities. In this way, our customized sequencing business may permit us to broaden our business relationships with our biotechnology and pharmaceutical customers, extending our relationships into more comprehensive strategic alliances.

 LEVERAGE PATHOGENOME DATABASE

    We intend to maximize the potential of our PathoGenome Database. In 1997, we introduced the PathoGenome Database, a database containing both proprietary and publicly available genetic information on over thirty microbial organisms. To date we have commercialized the PathoGenome Database through non-exclusive subscriptions to pharmaceutical companies, including Aventis (formerly known as Hoechst Marion Roussel), Bayer, Bristol-Myers Squibb, Schering-Plough and Scriptgen Pharmaceuticals. Going forward, we intend to increase access to the PathoGenome Database by making it available to a larger universe of scientific and other users. We are pursuing alliances that will facilitate broader access to our PathoGenome Database. We believe this will increase the value of the PathoGenome Database by enhancing our exposure to scientific and pharmaceutical researchers and solidifying our reputation as a leader in pathogen genomics.

 EXPAND INTERNAL DEVELOPMENT PROGRAMS IN PHARMACOGENOMICS AND INFECTIOUS
  DISEASES

    We have ongoing internal development programs to build businesses in pharmacogenomics and expand our existing infectious disease franchise. In the pharmacogenomics area, we intend to form alliances with pharmaceutical and biotechnology companies to use our integrated platform of technologies to detect genetic variations that affect individual drug response. We believe that our technology will allow us both to select the best leads for drug development and to "rescue" drugs that have foundered. In the field of infectious diseases, we plan to expand our internal program to pursue leads for novel drugs based upon the results of our genomic research.

PHARMACEUTICAL AND DIAGNOSTIC PROGRAMS

    We are building on our experience and knowledge in high-throughput sequencing, bioinformatics, disease gene identification and functional genomics to identify and characterize genes that we believe will lead to discoveries of new or improved drugs, vaccines or diagnostic products that represent significant commercial opportunities. The following table describes our existing collaborations with pharmaceutical companies to develop drugs to treat human and infectious diseases and to develop infectious disease diagnostics.

                 PHARMACEUTICAL AND DIAGNOSTIC PRODUCT PROGRAMS

                             PARTNER                             PROCEEDS RECEIVED AS
DISEASE INDICATION     (DATE OF AGREEMENT)  STATUS OF ALLIANCE   OF FEBRUARY 26, 2000  POTENTIAL PROCEEDS*
------------------     -------------------  -------------------  --------------------  -------------------
Osteoporosis           Wyeth-Ayerst         Functional studies   $1.3 million          $118.0 million
                       Division of          to confirm identity
                       American Home        of target gene
                       Products             ongoing; project
                       (December 1999)      planning commenced

Asthma                 Schering-Plough      Identification of    $25.5 million         $68.2 million
                       (December 1996)      candidate genes
                                            ongoing

Ulcers                 AstraZeneca          Target               $13.5 million         $23.3 million
                       (September 1995)     identification
                                            completed; program
                                            transferred to
                                            AstraZeneca for
                                            pre-clinical
                                            testing

Drug Resistant         Schering-Plough      Validated targets    $18.8 million         $42.8 million
  Bacterial            (December 1995)      and screening
  Infections                                assays transferred
                                            to Schering-Plough

Fungal Infections      Schering-Plough      Targets identified   $9.7 million          $36.0 million
                       (September 1997)     for screening;
                                            research program
                                            extended to
                                            September 2001

Infectious Disease     bioMerieux           PathoGenome          $5.4 million          $6.2 million
  Diagnostics          (September 1999)     Database delivered;                        guaranteed in first
                                            identification of                          year (includes
                                            gene markers                               completed equity
                                            ongoing                                    investment)

--------------------------

* Assumes receipt of all license fees, funded research and contingent payments for achieving milestones; excludes potential royalties

    OSTEOPOROSIS. Osteoporosis is a major health problem characterized by low bone mass that affects more than 200 million people worldwide and approximately one-third of post-menopausal women. In the U.S. alone, osteoporosis contributes to more than 1.5 million bone fractures per year. Estimated national direct expenditures for osteoporotic and associated fractures is $13.8 billion, and the cost is rising in the Unites States. Twin and family studies suggest a strong genetic component to the disease. Under a collaboration with Creighton University of Omaha, Nebraska, we have gained access to data from related individuals identified by Creighton that exhibit high bone mass. We believe the identification of genes regulating bone density and disease progression will lead to the discovery of novel drugs for treating osteoporosis by increasing bone mass, as well as the development of diagnostic tests.

    In December 1999, we formed an alliance with Wyeth-Ayerst to develop drugs to treat osteoporosis based on our genetic research. Wyeth-Ayerst is a leader in the field of women's health with a broad array of products, including Premarin-Registered Trademark-, a leading estrogen replacement therapy. As of February 26, 2000, we had received payments of $1.3 million under this alliance and have rights to receive, subject to the achievement of milestones, up to an additional $116.7 million in license fees, milestone payments and research support, as well as royalties on sales of any products developed. Under this alliance, we are carrying out functional studies to confirm the identity of target genes.

    ASTHMA. Asthma affects over 155 million people worldwide according to the World Health Organization. The incidence appears to be rising dramatically worldwide; in the United States, the incidence has doubled over the past two decades. Asthma affects approximately 4% to 10% of the United States population, and accounts for $12.6 billion in direct and indirect costs. Published research suggests that multiple genetic factors as well as environmental influences play a role in the disease. We believe that the asthma genes that we have identified will facilitate the development of superior diagnostics and novel drugs.

    In December 1996, we formed an alliance with Schering-Plough to use our disease gene identification strategies to identify genes involved in the origin of asthma. Schering-Plough is a leader in the field of allergy and respiratory care products, with products such as Afrin-Registered Trademark- nasal spray, the leading product in the branded nasal spray market, and the Claritin-Registered Trademark- line of antihistamines, which generated
$2.3 billion of sales in 1998. As of February 26, 2000, we had received payments of $25.5 million under this alliance and have rights to receive, based on attainment of milestones, an additional $42.7 million of payments as well as potential royalties. We are using our proprietary genomics tools, bioinformatics and high-throughput sequencing to identify candidate genes believed to be involved in the development of asthma in certain individuals.

    ULCERS.   H. PYLORI infection affects an estimated 30% of the United States population, causing more than 5 million cases of peptic ulcer disease per year. Industry sources estimate that the market for ulcer disease products worldwide was $11.5 billion in 1999. The pathogen H. PYLORI is believed to be responsible for 90% of duodenal ulcers, the most common type of ulcer, and approximately 80% of gastric peptic ulcers. The World Health Organization has estimated that H. PYLORI is responsible for 550,000 new cases of stomach cancer per year worldwide. Using our sequencing technology, we completed the random sequencing and finishing of the genome of H. PYLORI. The most common forms of treatment of
H. PYLORI, antibiotics and antisecretory drugs, do not eradicate H. PYLORI. We believe that drugs targeted at genes essential to the survival of H. PYLORI will provide novel treatments for peptic ulcers.

    In September 1995, we formed an alliance with AstraZeneca to identify genes critical to the survival of H. PYLORI and proteins on the surface of the bacterium that we believe to be likely targets for drugs and vaccines. AstraZeneca is a leader in the field of products to treat peptic ulcer disease. Its anti-ulcer drug, Prilosec-Registered Trademark-, was the world's biggest selling prescription drug in 1999 with sales of $5.9 billion. As of February 26, 2000, we had received payments of $13.5 million under this alliance and have rights to receive, based on attainment of milestones, an additional $9.8 million of payments in addition to potential royalties. As of August 1999, we had completed our research obligations under this alliance and had turned over validated drug and vaccine targets to AstraZeneca for pre-clinical testing.

    DRUG RESISTANT BACTERIAL INFECTIONS. Infectious diseases remain the world's leading cause of premature death. Each year approximately 2 million patients in the U.S. develop antibiotic resistant infections while being treated in hospitals. These infections are caused by antibiotic resistant organisms, many of which have multiple antibiotic resistance. Industry sources estimate that the market for anti-infective products worldwide was $58 billion in 1999. The pathogen STAPH. AUREUS is a common cause of skin, wound and blood infections. STAPH. AUREUS infections are typically treated with antibiotics. In recent decades, the incidence of STAPH. AUREUS infections that are resistant to traditional antibiotic treatments has risen. Using our high-throughput sequencing capabilities, we have sequenced the genome of antibiotic-resistant STAPH. AUREUS. We believe that drugs targeted at genes essential to the survival of STAPH. AUREUS will provide novel treatments for skin, wound and blood infections contracted in hospitals.

    In December 1995, we formed an alliance with Schering-Plough to identify and validate gene targets for the development of drugs to target STAPH. AUREUS and other pathogens that have become resistant to current antibiotics. Schering-Plough is an established participant in the anti-infective market, and a leader in the utilization of genomics to discover novel anti-infective products. As of February 26, 2000, we had received payments of $18.8 million under this alliance and have rights to receive, based on attainment of milestones, an additional $24.0 million of payments in addition to potential royalties. To date, we have delivered numerous validated drug targets to Schering-Plough for pre-clinical testing. Schering-Plough is continuing to screen validated targets to identify drug candidates.

    FUNGAL INFECTIONS. In the past twenty years, we have seen dramatic changes in the pattern of fungal infections in humans. These pathogens have assumed a much greater importance because of their increasing incidence in immunocompromised patients, such as AIDS patients, transplant recipients, cancer patients and other groups of immunocompromised individuals. Increased international travel and misuse of antimicrobial agents have also contributed to this trend and the emerging resistance to certain treatments. Industry sources estimate that the market for prescription antifungal drugs worldwide was approximately $1.8 billion in 1999, with non-prescription fungal treatments adding significantly to overall market size. Currently, there are a limited number of antifungals available for use against hospital related fungal infections, and many of the products currently on the market have serious side effects. We believe that drugs targeted at genes that are essential to the survival of fungal pathogens will provide novel and effective treatments for fungal infections.

    In September 1997, we formed an alliance with Schering-Plough to use our high-throughput sequencing capabilities and genomic tools to identify new, validated fungal targets for the development of drugs to treat fungal infections. Schering-Plough has extended our alliance through September 2001. Schering-Plough is a leader in the field of drugs targeted against fungal infections, with market leading products such as the Lotrimin
AF-Registered Trademark- and Tinactin-Registered Trademark- lines of topical antifungals. As of February 26, 2000 we had received payments of $9.7 million under this alliance and have rights to receive, based on attainment of milestones, an additional $26.3 million of payments in addition to potential royalties. In the course of the program, we identified multiple essential fungal genes, and in October 1999, we delivered multiple assays for validated targets to Schering-Plough for drug candidate screening.

    INFECTIOUS DISEASE DIAGNOSTICS. The World Health Organization estimates that more than 17 million people die of an infectious disease each year, with many of those infections acquired in hospitals. There has been a global resurgence of infectious diseases, including the identification of new pathogens, the re-emergence of old infectious agents and the rapid spread of resistance to anti-infective agents. The ability to rapidly identify the specific microorganisms involved in disease is becoming increasingly important and complex, providing challenges and opportunities for infectious disease testing. Highly sophisticated and versatile methods are needed to identify a larger and more diverse list of pathogens, including variants with drug resistant characteristics. According to industry sources, the global market for IN VITRO diagnostics for infectious disease was approximately $3.2 billion in 1997.

    In September 1999, we entered into a strategic alliance with bioMerieux to develop, manufacture and sell IN VITRO pathogen diagnostics for human clinical and industrial applications. A privately held company based in France, bioMerieux is one of the top 10 diagnostics companies in the world and the leader in the field of microbiology. We will receive a minimum of $6.2 million in the first year under this alliance. As of February 26, 2000, we had received payments of $5.4 million, including a completed equity investment, and have rights to receive future milestone payments and royalties based upon successful commercialization of diagnostic products. We have delivered the PathoGenome Database to bioMerieux and are currently identifying gene markers that can be employed in diagnostic product development.

GENOMIC SEQUENCING AND DATABASES

    We launched the GTC Sequencing Center in July 1999, capitalizing on our sequencing strengths by providing sequencing services to customers on a contractual basis. Our business focuses on providing customized sequencing services to biotechnology companies and pharmaceutical companies that need industrial scale, high quality customized sequencing capability.

    We have extensive experience in high-throughput sequencing. With approximately fifty full-time sequencers on staff and our highly automated sequencing center operating twenty-four hours per day, seven days per week, we are currently sequencing over 10 million base pairs (10 megabases) per day. The U.S. government has recognized the quality of our sequencing work by naming us as one of ten U.S. centers for the Human Genome Project and one of five initial centers for the Mouse Genome Sequencing Network. We are the only commercial entity selected for either project.

    Since the launch of the GTC Sequencing Center in July 1999, we have entered into sequencing contracts with thirteen commercial, government and research customers, including the companies and institutions that we are able to disclose publicly as follows:

                     SELECTED CONTRACT SEQUENCING CUSTOMERS

            AstraZeneca
            Aventis
            Biogen
            Cubist Pharmaceuticals
            Memorial Sloan-Kettering
              Cancer Center

Phylos
Human Genome Project
Mouse Genome Sequencing Network
Cancer Research Center--Queen's University,
  Ireland

    The GTC Sequencing Center is a key component of our strategy because it provides us with near-term revenues and the ability to defray a portion of the expenses associated with our sequencing operations. We believe the GTC Sequencing Center permits us to establish business relationships with a broader variety of participants in the biotechnology and pharmaceutical industries, which may lead to more comprehensive strategic alliances.

    PATHOGENOME DATABASE. In 1997, we introduced to the market the PathoGenome Database, a database consisting of proprietary and publicly available genetic information from over thirty microbial organisms, including organisms responsible for the most prevalent bacterial infections. The PathoGenome Database provides subscribers with non-exclusive access to a large volume of highly organized and functionally annotated sequence information related to some of the most medically important microbial organisms and fungi. We designed the PathoGenome Database to be accessed at the client site using our proprietary bioinformatics software. It enables researchers to search for new genes among multiple pathogens and cross-reference genomic information for the development of new anti-infective products. The following six companies have subscribed to the PathoGenome Database:

                      SUBSCRIBERS TO PATHOGENOME DATABASE

            Aventis
            Bayer
            bioMerieux

Bristol-Myers Squibb
Schering-Plough
Scriptgen Pharmaceuticals

    We received payments for access to the PathoGenome Database for a specified term for all subscribers, and we have rights to receive royalties from future product sales if the subscriber develops a product based on proprietary information in the PathoGenome Database.

    We are currently exploring opportunities to broaden access to the PathoGenome Database by commercial and academic researchers from all over the world. We are considering alliances to facilitate this access and extend the market for our PathoGenome Database.

EMERGING BUSINESSES

    Expenditures for new drug development have been steadily increasing and there continues to be a shortfall in the number of new pharmaceutical product introductions in the market. In addition, adverse drug events together with poor side effect profiles may limit the success of existing pharmaceuticals. We are seeking to employ our platform of genomics technologies to develop new, more effective drugs through both our pharmacogenomics and infectious disease programs.

    PHARMACOGENOMICS. Understanding the differences in responses to drug therapy related to single nucleotide polymorphisms, commonly referred to as SNPs, in the genetic make-up of individuals can play a significant role in improving the overall safety and efficacy of drugs. We have developed a highly accurate and efficient platform to support our pharmacogenomics program. We are using our technology platform, based on our high quality, high throughput sequencing capability and a proprietary SNP screening assay, to search for genetic causes responsible for variations among individuals in response to drugs. As a first step in our pharmacogenomics program we have entered into a contract with a biotechnology company to determine genetic variations to validate that company's target. We plan to work with collaborators to identify more appropriate patient populations using pharmacogenomics to enable the development of more effective, safer drugs and the recovery of promising drugs that could succeed in trials using pre-selected populations based upon genetically determined responsiveness.

    INFECTIOUS DISEASES. We are mining the sequence information contained in our PathoGenome Database to identify genes that are novel targets and, as a result, good candidates for internally funded infectious disease drug development. Using our proprietary functional genomics technology, our scientists have been able to discover genes that are essential for the survival of pathogenic organisms. This technology, when combined with our bioinformatics capabilities, enables us to identify broad-spectrum microbial targets that are essential in bacteria. Thus, our gene discovery approach generates validated microbial targets that possess both selectivity and specificity, which are ideal attributes for drug intervention. These targets serve as the basis for our emerging internal drug discovery efforts. In this regard, we have drawn upon our strengths in microbial genetics to develop both biochemical and cell based assays for these targets for use in high-throughput compound screens. We will continue to pursue joint ventures similar to our joint venture with ArQule, a combinatorial chemistry company, where we have screened ArQule's proprietary chemical libraries against our assays to identify small molecule anti-infectives. In addition, we intend to build internal capabilities through the acquisition of novel compound libraries, technologies and/or products. It is anticipated that these efforts will lead to the further growth of our own infectious disease franchise. We may enter into alliances with other companies to engage in the development, commercialization and marketing of leads identified through our internal infectious disease program. Under certain circumstances, we may have an obligation to give Schering-Plough a right of first negotiation to develop certain of our infectious disease related discoveries with us if we decide to seek a third party collaborator to develop such discovery.

OUR TECHNOLOGY

    We have created an integrated high quality platform of genomic technologies that can identify and validate novel targets for drug, vaccine and diagnostic product development. Proteins, expressed by genes, are the targets of most current drugs. We believe identification of human disease genes and genes essential to the functioning of pathogens should enable the development of new drugs and other products. We believe our technology platform will allow us to accelerate drug, vaccine and diagnostic development for both our human and infectious disease directed programs. Our integrated technology platform includes high quality, industrial scale sequencing and sequence finishing, bioinformatics, functional genomics technologies, and assay development.

    The following chart illustrates the principal steps in the discovery and development of novel targets for drug development using genomic-based discovery tools. As demonstrated by the chart, our integrated platform of technologies spans the drug discovery landscape, from gene identification to compound optimization.

                      DRUG DISCOVERY & DEVELOPMENT PROCESS

                                     [LOGO]

    HIGH-THROUGHPUT SEQUENCING. We have developed a high-quality, industrial scale process for sequencing. The GTC Sequencing Center utilizes a fully automated process which makes use of DNA sequencing instruments and computers to sequence and analyze genes. Our current sequencing production is over 10 million base pairs (10 megabases) of raw sequence daily. We maintain high quality standards for all steps of our sequencing process by strictly controlling the quality of the raw data generated. Using our technology, we have sequenced and continue to sequence the genomes of bacterial and fungal pathogens and various regions of the human, mouse and other genomes.

    SEQUENCE FINISHING. Finishing is the final step to organizing the genomic data once the the majority of the sequence information has been generated. Finishing is necessary because the individual clones sequenced contain small, randomly selected fragments of the complete genome. We assemble these fragments using sophisticated proprietary computer software that identifies overlapping regions and arranges the fragments into large contiguous regions. We also employ a directed sequencing approach in order to specifically target and obtain sequences for the missing regions to facilitate completion of the full genome sequence. We have developed a proprietary finishing platform that utilizes integrated computational and biochemical approaches to specify the required quality of the end-product sequence and then directs the process to achieve the desired quality level. As a result of our emphasis on quality, we currently have a finished data accuracy of 99.99%.

    BIOINFORMATICS. Vast amounts of data result from DNA sequencing, finishing, microarray and other genomic technologies that we employ. In order to determine the biological significance and function of the genomic data that we compile, it must be organized, managed, and analyzed. Bioinformatics involves the use of computers, software, and databases to track, process, store, retrieve and analyze data generated by genomic research. We were one of the first companies to develop a significant bioinformatics capability due to our early work in large-scale genetic linkage and sequence analysis. A central focus of our current bioinformatics program is the development and application of genomic data mining and visualization software to strengthen our gene and drug discovery programs. The objective of our bioinformatics program is to accelerate the discovery of genes and the determination of their function.

    FUNCTIONAL GENOMICS. Functional genomics is the process of assigning biochemical functions and disease roles to genes. In the target discovery and validation stages of our pharmaceutical and diagnostic programs, functional genomics confirms that specific gene targets are appropriate for the development of pharmaceutical, vaccine, or diagnostic products. We have developed a number of technologies to accelerate the functional analysis of important disease genes, including gene expression, micro arrays, high throughput protein-protein interaction technologies and gene knockouts. When we combine our expertise in bioinformatics with these technologies, we bridge the gap between gene discovery and drug discovery.

    ASSAY DEVELOPMENT. After determining that a gene target is susceptible to treatment by a small molecule drug and, in the case of a pathogen gene, essential for the survival or virulence of a pathogen, we then develop screening assays or tests for chemical compounds which interact with these targets. The development of screening assays involves confirming the consistency of the validated target under conditions that are pertinent to its viability for treatment of humans. Following successful completion of the assay development stage, we are then able to identify chemical compound leads that could enter into clinical testing and that could ultimately result in a marketable drug.

STRATEGIC ALLIANCES

    The primary focus of our commercialization strategy is to pursue strategic alliances with pharmaceutical companies that are leaders in particular fields for the development and commercialization of products resulting from our genomic discoveries. This strategy provides us access to the substantial resources and product development expertise of our partners and permits us to benefit financially from the commercialization of products based on our gene discoveries, without incurring the substantial costs required for pharmaceutical product development and commercialization. We generally expect to license (either exclusively or non-exclusively) to a partner most rights in a specific field to therapeutic products and vaccines and, depending upon the gene, diagnostic products that may be developed by the partner from the particular genetic information that we provided to the partner. In exchange for a license to our genetic research data and other information in a certain area, we are typically entitled to receive a combination of:

 -   up-front license fees

 -   research funding

 -   milestone payments

 -   royalty payments on product sales

    To date, we have entered into strategic alliances with Wyeth-Ayerst, Schering-Plough (three distinct disease focused alliances), AstraZeneca, and bioMerieux. We also have government collaborations specifically focusing on our gene sequencing capability. Our strategic alliances are described in more detail below.

    WYETH-AYERST/AHP. In December 1999, we entered into a strategic alliance with Wyeth-Ayerst to develop novel drugs and other therapeutics for the prevention and treatment of osteoporosis. Our alliance will focus on developing drugs utilizing targets based on the characterization of a gene associated with a unique high bone mass trait, the mirror image of osteoporosis. Under the agreement, we granted Wyeth-Ayerst an exclusive worldwide license to make, use and sell pharmaceutical and vaccine products based on this gene in the field of osteoporosis. We have commenced functional studies to confirm the identity of the gene responsible for the high bone mass trait. We are focusing on the validation of gene targets in preparation for drug development utilizing the extensive experience and capabilities of Wyeth-Ayerst in bone research.

    Under this agreement, Wyeth-Ayerst has agreed to pay us up to $118 million in up-front licensing fees, funded research and contingent payments for achieving milestones. We also have the right to receive royalty payments on Wyeth-Ayerst's sales of products based on technologies they have licensed from us under the agreement. As of February 26, 2000, we had received payments of $1.3 million under this alliance. Wyeth-Ayerst has the right to terminate the alliance prior to its completion in certain circumstances when we are not in breach under the agreement, including if Wyeth-Ayerst determines that the prospects for drug discovery under the alliance are minimal, or if Wyeth-Ayerst determines that third party intellectual property rights are likely to impair development or commercialization of a product under this alliance. In the event of such a termination all licensed intellectual property rights revert to us. Certain technologies licensed to Wyeth-Ayerst will be exclusively licensed by us from Creighton University and sublicensed to Wyeth-Ayerst. We will owe Creighton royalties under the license.

    SCHERING-PLOUGH. We have three strategic alliances in place with Schering-Plough, focusing on asthma, drug resistant bacterial infections and fungal infections.

        ASTHMA. In December 1996, we established a strategic alliance with Schering-Plough to use our genomics research abilities to help discover new pharmaceutical products to treat asthma. Under this alliance, we employ our high-throughput disease gene identification, bioinformatics, and genomics sequencing capabilities to identify genes and associated proteins that Schering-Plough can use to develop pharmaceuticals and vaccines for treating asthma. We are using our proprietary genomics tools, bioinformatics and high-throughput sequencing to identify candidate genes believed to be involved in the development of asthma in certain individuals. The research phase of this alliance is scheduled to end in June 2000.

        Under the agreement, Schering-Plough agreed to pay us up to $68.2 million in initial license fees, funded research and contingent payments for achieving milestones. Of the total potential payments, approximately $23.7 million represents license fees and funded research payments and $44.5 million represents milestone payments based on achievement of research and product development objectives. We have achieved a number of milestones under this agreement and have received payments as of February 26, 2000 of $25.5 million. In November 1998, Schering-Plough accelerated the program to increase funding and development in earlier years. The agreement also obligates Schering-Plough to pay us royalties based upon any sales of therapeutic products developed from this collaboration.

        Under the agreement, we granted Schering-Plough an exclusive worldwide license to make, use and sell pharmaceutical and vaccine products that may result from this collaboration. Under certain circumstances, we may have an obligation to give Schering-Plough a right of first negotiation to develop with us certain of our asthma related discoveries if we decide to seek a third party collaborator to develop such discovery. We retain the rights to make, use and sell diagnostic products resulting from our research under the agreement.

        DRUG RESISTANT BACTERIAL INFECTIONS. In December 1995, we entered into a strategic alliance with Schering-Plough to identify and validate gene targets for the development of drugs to target

    STAPH. AUREUS and other pathogens that have become resistant to current antibiotics and are a primary cause of hospital-based infections. In
    March 1998, Schering-Plough elected to extend the research program through March 31, 2000. In August 1999, we delivered numerous validated drug targets to Schering-Plough for pre-clinical testing.

        Under this agreement, Schering-Plough has agreed to pay us up to $42.8 million in initial license fees, funded research and contingent payments for achieving milestones. We have achieved all of the research milestones under this agreement and have received payments of $18.8 million as of February 26, 2000. Subject to the achievement of additional product development milestones, Schering-Plough has agreed to pay us up to an additional $24 million in milestone payments.

        As part of this program, we granted Schering-Plough exclusive worldwide access to our proprietary STAPH. AUREUS genomic sequence database to make, use and sell pharmaceutical and vaccine products based on these databases and the technology developed during the course of the research program. We will be entitled to receive royalties on Schering-Plough's sale of therapeutic products and vaccines developed using the technology we licensed to Schering-Plough. We also granted Schering-Plough a non-exclusive license to use our bioinformatics systems for Schering-Plough's internal use in connection with the genomic databases licensed to Schering-Plough under our agreement and other genomic databases Schering-Plough develops or acquires. Subject to certain limitations, we retain the rights to make, use, and sell diagnostic products developed utilizing our genomic database licensed to Schering-Plough and the technology developed during the course of the research program. The research phase of this alliance is scheduled to end in March 2000.

        FUNGAL INFECTIONS. In September 1997, we established our third strategic alliance with Schering-Plough to use genomics to discover and develop new pharmaceutical products to treat fungal infections. In
    December 1999, Schering-Plough extended this alliance with us through September 2001. The alliance calls for us to use our bioinformatics, high-throughput sequencing and functional genomics capabilities to identify and validate genes and associated proteins as drug discovery targets that Schering-Plough can utilize to develop novel antifungal treatments. Schering-Plough receives exclusive access to certain genomic information developed in the collaboration related to two fungal pathogens, CANDIDA ALBICANS and ASPERGILLUS FUMIGATUS. In October 1999, we delivered multiple assays for validated targets to Schering-Plough, and Schering-Plough began high-throughput screening for new drug candidates. The research phase of this alliance is scheduled to end in September 2001.

        Under this agreement, Schering-Plough has agreed to pay us up to $36 million in initial license fees, funded research and contingent payments for achieving milestones. We have achieved all of the research milestones under this agreement and have received payments of $9.7 million as of February 26, 2000.

        Schering-Plough receives the exclusive worldwide right to make, use, and sell pharmaceutical products to treat human and animal diseases based on the technology developed during the course of the research program. We will be entitled to receive royalties on Schering-Plough's sale of therapeutic products and vaccines developed using the technology we licensed to Schering-Plough. Subject to certain limitations, we retain the rights to make, use and sell diagnostic products resulting from our research under the agreement.

    ASTRAZENECA. In August 1995, we entered into a strategic alliance with AstraZeneca to develop drugs, vaccines and diagnostic products effective against peptic ulcers or any other disease caused by H. PYLORI. In August 1999, we successfully concluded our research portion of the alliance and transitioned the program into AstraZeneca's pipeline for pre-clinical testing. In the course of our research, we identified and validated a number of undisclosed targets and vaccine antigens. We delivered these targets, as well as screening assays, to AstraZeneca for high-throughput drug candidate screening.

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
Under the alliance, we also granted AstraZeneca exclusive access to our H. PYLORI genomic sequence database.

    Under this agreement, AstraZeneca has agreed to pay us up to $23.3 million in license fees, funded research and contingent payments for achieving milestones. We have received approximately $13.5 million in license fees, milestone payments and research funding under this agreement through Feburary 26, 2000.

    Under the alliance, AstraZeneca holds the exclusive worldwide rights to make, use and sell products based on H. PYLORI technology licensed to AstraZeneca. We have rights to receive royalties on AstraZeneca's sale of any products protected by patent claims that we have licensed exclusively to AstraZeneca pursuant to the agreement, or resulting from a discovery enabled by our genomic database licensed to AstraZeneca. AstraZeneca has the rights to make, use and sell diagnostic products resulting from our research under the agreement.

    BIOMERIEUX. In September 1999, we entered into a strategic alliance with bioMerieux to develop, manufacture and sell IN VITRO pathogen diagnostics for human clinical and industrial applications. Under the terms of the alliance, we granted bioMerieux all rights not previously granted to others in the area of pathogen genetics for the development of diagnostic products. We have delivered the PathoGenome Database to bioMerieux and are currently identifying gene markers that can be employed in diagnostic product development.

    Under this collaboration, bioMerieux has guaranteed us payments of at least $6.2 million in the first year, which includes a $3.8 million equity investment that has been completed. bioMerieux also agreed to fund research in the area of infectious disease diagnostics for four years. We will receive future milestone payments and royalties based upon successful commercialization of diagnostic products. As of February 26, 2000, we had received payments of $5.4 million under this alliance, including the completed equity investment.

GOVERNMENT COLLABORATIONS

    Since 1989, various agencies of the United States government have awarded us a number of research grants and contracts under government genomics programs. The scope of our research covered by grants and contracts includes technology development, sequencing production, technology automation projects and disease gene identification projects. These programs strengthened our genomics technology base and increased the number and enhanced the expertise of our scientific personnel. As of February 26, 2000, we had approximately
$25.1 million of government research grants and contracts outstanding under which we had not yet completed all of the services. These grants and contracts call for us to perform services through October 2002. These programs are subject to annual appropriations by the government based upon the availability of government funds and our achievement of certain milestones. The government may discontinue or reduce our funding at any time.

    In July 1999, the government named us one of ten funded DNA sequencing centers in the U.S. for the international Human Genome Project. The government based the award on a peer review process that evaluated our industrial scale sequencing facility for production capacity, cost effectiveness and quality standards. We are the only commercial entity to have been chosen to participate in the project. We will participate in an international consortium in a full-scale effort to sequence the human genome. We will receive funding from the NHGRI of up to $15.6 million over a three-year period of which $5.0 million is guaranteed for the initial twelve months.

    In October 1999, the government named us as one of five initial centers in the Mouse Genome Sequencing Network. The government based the award on a peer review process that evaluated our industrial scale sequencing facility for production capacity, cost effectiveness and quality standards. We are the only commercial entity to have been chosen to participate in deciphering the genetic makeup of the mouse. We will receive funding from the NHGRI of up to $12.9 million over a three-year period of which $2.4 million is guaranteed for the initial seven months.

    Under both these research contracts, the government has ownership rights to the data, clones, genes and other material derived from material furnished to us by the government. We have ownership rights in other inventions that we develop on our own under the contracts.

PATENTS AND PROPRIETARY TECHNOLOGY

    Our ultimate commercial success depends in part on our ability to obtain patent protection on our methods, technologies and discoveries, including genes, proteins encoded by genes, patentable human single nucleotide polymorphisms or products based on genes or our proprietary gene technology. To that end, our policy is to protect our proprietary technology through patents, in spite of the fact that the current criteria for obtaining patent protection for partially sequenced genes and for genes are unclear. Our current strategy is to apply for patent protection upon the identification of a novel gene or novel gene fragment and pursue claims to these gene sequences as well as equivalent sequences, such as substantially homologous or orthologous sequences. If at the time of filing a patent application we have not characterized the biological function of a gene or gene fragment we supplement our patent filing as soon as additional biological function information about such gene or gene fragment becomes available.

    We have filed patent applications and will continue to do so with respect to a number of full-length genes and corresponding proteins and partial genes resulting from our pathogens program. Along with our collaborators, we file foreign counterparts of these U.S. applications within the appropriate time frames. Our patent applications seek to protect these full length and partial gene sequences and corresponding proteins, as well as equivalent sequences, and products derived from and uses of these sequences.

    There have been, and continue to be, intensive discussions on the scope of patent protection for gene fragments, single nucleotide polymorphisms, and full-length genes. In 1996, the U.S. Patent and Trademark Office issued guidelines limiting the number of nucleic acid sequences that can be covered in a single patent application. In addition, the U.S. courts continue to redefine and narrow the enforceable scope of claims to genes, gene fragments, and proteins. The U.S. PTO also issued new Utility Guidelines that address the requirements for demonstrating utility, particularly in inventions relating to human therapeutics, and proposed Written Description guidelines that address the amount of disclosure required to support claims to nucleotide sequences. Consequently, we continually must assess our patent applications to determine those that we can support for prosecution.

    While the guidelines do not require clinical efficacy data for issuance of patents for human therapeutics, the guidelines have been in effect for only a short period of time and it is possible that the U.S. PTO may interpret them in a way that could delay or adversely affect our ability or the ability of our collaborators to obtain patent protection. The biotechnology patent situation outside the United States is even more uncertain and is currently undergoing review and revision in many countries.

    We are free to apply for patents on the results of our research conducted with government funds. Under the government grants, subject to the limitations described below, we have exclusive ownership rights to any commercial applications of inventions that we first reduce to practice under the grants, including all gene discoveries and technology improvements created or discovered. We are under an obligation under some of the government grants to submit sequencing data resulting from the research to public databases within 24 hours from the date we generate such data and materials. The governmental grants also restrict us from applying for blanket patents on large numbers of human or mouse genes. In addition, the government has a statutory right to practice or permit others to practice inventions that we first reduce to practice under a government grant or contract. In addition, under our government research contracts, the government has ownership rights in the data, clones, genes and other material derived from the material the government furnished to us.

    The patent positions of biotechnology and pharmaceutical companies are generally uncertain and involve complex legal and factual issues. No assurance can be given that any patent issued to or licensed by us or our collaborators will provide protection that has commercial significance. We cannot assure you that:

 - our patents will afford protection against competitors with similar compounds or technologies

 -   our patent applications will issue

 - others will not obtain patents having claims similar to the claims in our patents or applications

 - the patents of others will not have an adverse effect on our ability to do business or

 - the patents issued to or licensed by us will not be infringed, challenged, opposed, narrowed, invalidated or circumvented

    Moreover, we believe that obtaining foreign patents may, in some cases, be more difficult than obtaining domestic patents because of differences in patent laws. We also recognize that our patent position may generally be stronger in the U.S. than abroad.

    In particular, we are aware that companies have published patent applications relating to nucleic acids encoding several H. PYLORI proteins and, in other disease programs, relating to genes for which we have found mutations of interest. If these companies are issued patents, their patents may limit our ability and the ability of our collaborators to practice under any patents that may be issued to us. Because of this, we or our collaborators may not be able to obtain a patent with respect to the genes of H. PYLORI or the value of certain other patents issued to us or our collaborators that are the subject of other collaborations may be limited. Also, even if a patent were issued to us or our collaborators, the scope of coverage or protection afforded to such patent may be limited.

    We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. We generally protect this information with confidentiality agreements that provide that all confidential information developed or made known to others during the course of the employment, consulting or business relationship shall be kept confidential except in specified circumstances. Agreements with employees provide that all inventions conceived by the individual while employed by us are our exclusive property. We cannot guarantee, however, that these agreements will be honored, that we will have adequate remedies for breach if they are not honored or that our trade secrets will not otherwise become known or be independently discovered by competitors.

COMPETITION

    The biotechnology industry generally, and our human genetics and pathogen genetics and drug discovery programs specifically, are characterized by rapidly evolving technology and intense competition. Our competitors include pharmaceutical and biotechnology companies both in the United States and abroad. We believe that our principal competitors include Human Genome Sciences, Incyte Pharmaceuticals, Millennium Pharmaceuticals and Myriad Genetics.

    In addition, universities and other non-profit research institutions and United States and foreign government-sponsored entities are conducting significant research to identify and sequence genes. These entities are becoming more aggressive in their pursuit of patent protections and licensing arrangements. Many of these institutions and other consortia, such as the SNP Consortium, are also working to make large amounts of genetic information publicly available, shrinking the pool of information available for proprietary protection.

    Many of our competitors have greater research and product development capabilities and financial, scientific, marketing and human resources than we do, and some competitors' human genome programs are more advanced than our program. Therefore, our competitors may succeed in identifying or sequencing genes or developing products earlier, in obtaining authorization from the FDA for products more rapidly and in developing products that are more effective than those proposed by us or our collaborators. Any potential products based on genes that we identify will face competition both from companies developing gene-based products and from companies developing other forms of diagnosis or treatment for the particular diseases.

    Accordingly, competition with respect to our technologies and product candidates is and will be based on, among other things:

 -   our ability to create and maintain advanced technology

 - the speed with which we can identify and characterize the genes involved in human diseases

 -   our ability to rapidly sequence the genomes of selected pathogens

 - our partners' ability to develop and commercialize therapeutic, vaccine and diagnostic products based upon our gene discoveries

 -   our ability to attract and retain qualified personnel

 -   our ability to obtain patent protection

 -   our ability to develop proprietary technology or processes

 - our ability to secure sufficient capital resources to fund our research operations

    We also face increasing competition for strategic alliances with leading pharmaceutical and biotechnology companies. We cannot be certain that we will be able to obtain such strategic alliances in the future or that we will be able to obtain them on terms comparable with existing alliances. Competition among genetics companies is also increasing for access to unique data from related individuals that we employ to identify genes for specific human diseases.

    Our competitive position will also depend upon our ability to attract and retain qualified personnel, to obtain patent protection or otherwise develop proprietary product or processes, and to secure sufficient capital resources for the often substantial period between technological conception and commercial sales. Competitive disadvantages in any of these factors could materially harm our business and financial condition.

GOVERNMENT REGULATION

    Regulation by governmental entities in the United States and other countries will be a significant factor in the development, manufacturing and marketing of any products that we or our collaborators develop. The extent to which such regulation may apply to us or our collaborators will vary depending on the nature of the product. Virtually all of our or our collaborators' pharmaceutical products will require regulatory approval by governmental agencies prior to commercialization. In particular, the FDA in the United States and similar health authorities in foreign countries subject human therapeutic and vaccine products to rigorous preclinical and clinical testing and other approval procedures. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of human therapeutic and vaccine products. Obtaining these approvals and complying with appropriate federal and foreign statutes and regulations requires a substantial amount of time and financial resources.

    The FDA regulates human therapeutic products in one of three broad categories: drugs, biologics, or medical devices. Products based on our technologies could potentially fall into all three categories.

The FDA generally requires the following steps for pre-market approval of a new drug or biological product:

 -   preclinical laboratory and animal tests

 - submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical trials may begin

 - adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for its intended indication

 - submission to the FDA of a marketing application; a new drug application, or NDA, if the FDA classifies the product as a new drug; or a biologics license application, or BLA, if the FDA classifies the product as biologic

 - FDA review of the marketing application and NDA or BLA in order to determine, among other things, whether the product is safe and effective for its intended uses

    We or our collaborators also may develop diagnostic products based upon the human or pathogen genes that we identify. We believe that the FDA is likely to regulate these diagnostic products as devices rather than drugs or biologics. The nature of the FDA requirements applicable to diagnostic devices depends on how the FDA classifies the diagnostic devices. The FDA most likely will classify a diagnostic device that we or our collaborators develop as a Class III device, requiring pre-market approval. Obtaining pre-market approval involves the following process, which may be costly and time-consuming:

 -   pre-clinical studies

 -   obtain an investigational device exemption to conduct clinical tests

 -   filing a pre-market approval application

 -   FDA approval

    Products on the market are subject to continual review by the FDA; therefore, subsequent discovery of previously unknown problems, or failure to comply with the applicable regulatory requirements may result in restricted marketing or withdrawal of the product from the market and possible civil or criminal sanctions. The FDA also may subject biologic products to batch certification and lot release requirements. To the extent that any of our products involve recombinant DNA technology, additional layers of government regulation and review are possible. Similarly, there are additional regulatory requirements for products marketed outside the United States governing the conduct of clinical trials, product licensing, pricing and reimbursement.

MANUFACTURING AND MARKETING

    We do not expect to manufacture or market pharmaceutical products in the near term. However, in the future, we may consider manufacturing and marketing if we believe they are appropriate under the circumstances. We have no recent experience in developing pharmaceutical products or in manufacturing or marketing pharmaceutical products. We may not have the resources to develop or manufacture or market by ourselves any products based on genes identified by us. In the event we decide to establish a manufacturing facility, we will require substantial additional funds and will need to hire and train significant additional personnel and will need to comply with the extensive "good manufacturing practice" regulations applicable to such a facility. In addition, if the FDA regulated any products produced at our facility as biologics, we would need to file and obtain approval of an ELA for our facility.

HUMAN RESOURCES

    As of February 26, 2000, we had 174 full-time equivalent employees; 151 of these employees engaged in research and development activities and 23 of them conducted general and administrative functions. Thirty-six of our employees hold Ph.D. degrees and 49 more hold other advanced degrees.

    None of our employees is covered by a collective bargaining agreement, and we consider our relations with our employees to be good.

FACILITIES

    Our executive offices and laboratories are located at 100 Beaver Street, Waltham, Massachusetts. We lease approximately 80,000 square feet of space and our lease expires on November 15, 2006 with options to extend for two consecutive five-year periods. During fiscal 1999, we incurred aggregate rental costs, excluding maintenance, taxes and utilities, for our facility of approximately $900,000.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Our directors and executive officers and their respective ages and positions as of March 15, 2000 are as follows:

NAME                          AGE                           POSITION
----                        --------                        --------
Robert J. Hennessey.......     58      Chief Executive Officer Chairman of the Board of
                                       Directors

Richard D. Gill, Ph.D. ...     43      President and Chief Operating Officer

Philip V. Holberton.......     57      Treasurer and Chief Financial Officer

Christopher T. Kelly......     53      Senior Vice President, Strategic Planning and
                                       Business Development

Marc B. Garnick, M.D.          53      Director
  (1) ....................

Philip Leder, M.D. .......     65      Director

Lawrence Levy (1)(2)......     76      Director

Steven M. Rauscher             46      Director
  (1)(2)..................

Norbert G. Riedel, Ph.D.       42      Director
  (2).....................

------------------------------

(1) Member of audit committee

(2) Member of stock option and compensation committee

    Set forth below is information about the professional experience of each of our directors and executive officers.

    ROBERT J. HENNESSEY has served as Chief Executive Officer and President of Genome Therapeutics Corp. since March 1993 and became Chairman of the Board in May 1994. From 1990 to March 1993, Mr. Hennessey served as President of Hennessey & Associates, Ltd., a consulting firm, and from 1980 to 1990 he served as a Vice President of Sterling Drug, Inc., a pharmaceutical company.
Mr. Hennessey is a director of Penwest Pharmaceuticals and Repligen, Inc.

    RICHARD D. GILL, PH.D., has served as President and Chief Operating Officer of Genome Therapeutics Corp. since December 1999. Dr. Gill joined us following ten years with BTG International Inc., a subsidiary of BTG plc. Dr. Gill was instrumental in establishing BTG USA in 1990 and served as Senior Vice President and General Manager of BTG's North American Biosciences business. Prior to BTG, Dr. Gill held positions of increasing responsibility in science and management with Unilever plc in the United Kingdom from 1980 to 1989.

    PHILIP V. HOLBERTON has served as Treasurer and Chief Financial Officer of Genome Therapeutics since July 1999. Since 1995, he has been an independent contractor, serving corporations as its Chief Financial Officer. He served as a contract Chief Financial Officer for BioSepra, Inc. from August 1998 to December 1999. From 1991 to 1995, he was Chief Financial Officer of Cambridge NeuroScience, Inc., a biotechnology company.

    CHRISTOPHER T. KELLY has served as Senior Vice President--Strategic Planning and Business Development of Genome Therapeutics since 1997. Prior to joining us, Mr. Kelly served as President and Chief Executive Officer of Spectral Pharmaceuticals, Inc., a company which he co-founded in 1993. Prior to Spectral, he served as Vice President of Commercial Development at Triplex Pharmaceutical Corporation. From 1986 to 1992, Mr. Kelly held senior strategic planning and business development positions at Sterling Drug, Inc.. Mr. Kelly previously held senior marketing positions with Boehringer Mannheim Corporation, CooperBiomedical, Inc. and Hoffmann-LaRoche Inc.

    MARC B. GARNICK, M.D., a director of Genome Therapeutics Corp., currently serves as Executive Vice President and Chief Medical Officer at Praecis Pharmaceuticals, Inc. and Clinical Professor of Medicine at Harvard Medical School. He is on the faculty of the Harvard Medical School as a clinical Professor of Medicine and maintains a clinical practice at the Beth Israel Deaconess Medical Center. From 1987 to 1994, Dr. Garnick was Vice President, Clinical Development at Genetics Institute. From 1978 to 1996, Dr. Garnick held various academic and hospital appointments at Harvard Medical School, the Dana Farber Cancer Institute and the Brigham and Women's Hospital.

    PHILIP LEDER, M.D., a director of Genome Therapeutics Corp., has served as the John Emery Andrus Professor of Genetics and Chairman of the Department of Genetics at Harvard Medical School since 1980. He has also been a Senior Investigator of the Howard Hughes Medical Institute since 1986. Dr. Leder is a director of Monsanto Company, Inc.

    LAWRENCE LEVY, a director of Genome Therapeutics Corp., is Chairman of the Board of Directors and President of Northern Ventures Corporation, international management and business consulting firm. He has held this position since 1982.

    STEVEN M. RAUSCHER, a director of Genome Therapeutics Corp., has served as Chief Executive Officer of AmericasDoctor.com, an Internet based health information company, since January 2000. From 1995 to January 2000, he served as the Chief Executive Officer and a director of Affiliated Research Centers, Inc. From 1993 to 1995, Mr. Rauscher was President and Chief Executive Officer of Pharmedic Company, a biopharmaceutical company, and from 1976 to 1993, he was Vice President of Abbott Laboratories, a biopharmaceutical company.

    NORBERT G. RIEDEL, PH.D., a director of Genome Therapeutics Corp., currently serves as President of the Recombinant Strategic Business Unit for Baxter Hyland Immuno, a division of Baxter Healthcare Corp. From 1991 to 1998, Dr. Riedel served in various research and management positions at Hoechst Marion
Roussel, Inc. where his most recent responsibility was Head of Global Biotechnology and the Hoechst Ariad Genomic Center. From 1984 to 1992,
Dr. Riedel held various academic appointments at Harvard University, Boston University School of Medicine and Massachusetts Institute of Technology.

                                  UNDERWRITING

    Genome Therapeutics has entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Warburg Dillon Read LLC, Dain Rauscher Incorporated and Tucker Anthony Incorporated are acting as representatives of the underwriters.

    The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
CIBC World Markets Corp.....................................
Warburg Dillon Read LLC.....................................
Dain Rauscher Incorporated..................................
Tucker Anthony Incorporated.................................
                                                              ---------------
    Total...................................................        3,000,000
                                                              ===============

    This is a firm commitment underwriting. This means that the underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if any underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

    The underwriters have advised us that they propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $ per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $ per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

    We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus,
permits the underwriters to purchase a maximum of       additional shares from
us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be
$      , and the total proceeds to us will be $      . The underwriters have
severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

    The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

                                                       TOTAL WITHOUT EXERCISE    TOTAL WITH FULL EXERCISE
                                         PER SHARE    OF OVER-ALLOTMENT OPTION   OF OVER-ALLOTMENT OPTION
                                         ----------   ------------------------   ------------------------
Genome Therapeutics....................  $                $                          $

    We will pay all of the expenses of this offering, excluding the underwriting discounts and commissions referred to above, the total of which we estimate will
be approximately $      million.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    We, our officers and directors have agreed to a 90-day "lock-up" with respect to approximately 1,257,648 shares of common stock and other of our securities that we beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that for a period of 90 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these our securities without the prior written consent of CIBC World Markets Corp. or, subject to certain exceptions, enter into any arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock.

    Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

- Stabilizing transactions--The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

- Over-allotments and syndicate covering transactions--The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

- Penalty bids--If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

- Passive market making--Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

    Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

    Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

                            VALIDITY OF COMMON STOCK

    Ropes & Gray, Boston, Massachusetts will pass upon the validity of the shares of common stock we are offering. Palmer & Dodge LLP will pass upon legal matters in connection with the offering for the underwriters.

                                    EXPERTS

    The consolidated financial statements of Genome Therapeutics Corp. as of August 31, 1998 and 1999 and for the years ended August 31, 1997, 1998 and 1999 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed a registration statement on Form S-3 with the Securities and Exchange Commission for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

1. Our Annual Report on Form 10-K for the fiscal year ended August 31, 1999 as filed with the SEC on November 24, 1999;

2. Our Annual Report on Form 10-K/A for the fiscal year ended August 31, 1999 as filed with the SEC on February 15, 2000;

3. Our Quarterly Report on Form 10-Q for the quarter ended November 27, 1999 as filed with the SEC on January 11, 2000;

4. Our Quarterly Report on Form 10-Q/A for the quarter ended November 27, 1999 as filed with the SEC on March 21, 2000;

5. Our Quarterly Report on Form 10-Q for the quarter ended February 26, 2000 as filed with the SEC on March 22, 2000;

6.  Our Proxy Statement as filed with the SEC on January 27, 2000; and

7.  Our Current Report on Form 8-K dated March 8, 2000.


8.  Our Current Report on Form 8-K dated April 4, 2000.
    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:


                           Genome Therapeutics Corp.
                               100 Beaver Street
                          Waltham, Massachusetts 02453
                       Attention: Chief Financial Officer
                                 (781) 398-2300

    You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at HTTP://WWW.SEC.GOV. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; Seven World Trade Center, Thirteenth Floor, New York, New York 10048; and Citicorp Center,
500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of public reference facilities.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Public Accountants....................    F-2

Consolidated Balance Sheets as of August 31, 1998 and 1999
  and February 26, 2000 (unaudited).........................    F-3

Consolidated Statements of Operations for the
  Years Ended August 31, 1997, 1998 and 1999 and for the
  Twenty-six Week
  Periods Ended February 27, 1999 and February 26, 2000
  (unaudited)...............................................    F-4

Consolidated Statements of Shareholders' Equity for
  the Years Ended August 31, 1997, 1998 and 1999 and for the
  Twenty-six Week
  Period Ended February 26, 2000 (unaudited)................    F-5

Consolidated Statements of Cash Flows for the
  Years Ended August 31, 1997, 1998 and 1999 and for the
  Twenty-six Week
  Periods Ended February 27, 1999 and February 26, 2000
  (unaudited)...............................................    F-6

Notes to Consolidated Financial Statements..................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Genome Therapeutics Corp.:

    We have audited the accompanying consolidated balance sheets of Genome Therapeutics Corp. and subsidiaries (a Massachusetts corporation) as of August 31, 1998 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genome Therapeutics Corp. and subsidiaries as of August 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Arthur Andersen LLP

Boston, Massachusetts
October 6, 1999

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                      AUGUST 31,            FEBRUARY 26,
                                                              ---------------------------   ------------
                                                                  1998           1999           2000
                                                              ------------   ------------   ------------
                                                                                            (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 10,978,176   $ 12,802,162   $ 28,381,795
  Marketable securities.....................................    21,969,524     12,060,230      7,309,650
  Interest receivable.......................................       742,411        448,192        454,467
  Unbilled costs and fees...................................       150,299         35,328         81,077
  Prepaid expenses and other current assets.................       721,239        324,211        669,342
  Note receivable from former officer.......................            --        120,000        120,000
                                                              ------------   ------------   ------------
      Total current assets..................................    34,561,649     25,790,123     37,016,331
                                                              ------------   ------------   ------------
Equipment and Leasehold Improvements, At Cost:
  Laboratory and scientific equipment.......................    14,434,808     15,844,262     18,134,397
  Leasehold improvements....................................     7,913,570      8,205,701      8,217,451
  Equipment and furniture...................................     1,334,268      1,344,703      1,359,887
                                                              ------------   ------------   ------------
                                                                23,682,646     25,394,666     27,711,735
  Less--Accumulated depreciation............................     8,579,440     12,173,500     14,145,172
                                                              ------------   ------------   ------------
                                                                15,103,206     13,221,166     13,566,563
Restricted Cash.............................................       200,000        200,000        200,000
Long-term Marketable Securities.............................     1,029,569             --             --
Note Receivable from Former Officer.........................       160,000             --             --
Other Assets................................................       410,267        273,708        251,458
                                                              ------------   ------------   ------------
                                                              $ 51,464,691   $ 39,484,997   $ 51,034,352
                                                              ============   ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current maturities of long-term obligations...............  $  5,611,186   $  3,934,547   $  4,406,862
  Accounts payable..........................................       977,610        987,958        941,736
  Accrued expenses..........................................     2,450,400      2,322,780      4,229,858
  Deferred revenue..........................................     4,699,137      2,903,534      4,641,041
                                                              ------------   ------------   ------------
      Total current liabilities.............................    13,738,333     10,148,819     14,219,497
                                                              ------------   ------------   ------------
Long-term Obligations, net of Current Maturities............     8,478,558      5,925,086      5,760,357
                                                              ------------   ------------   ------------
Commitments and Contingencies (Note 4)

Shareholders' Equity:
  Common stock, $.10 par value--Authorized--34,375,000
    shares;
    Issued and outstanding--18,312,589, 18,542,146 and
    20,588,566 shares at August 31, 1998 and 1999 and
    February 26, 2000 (unaudited), respectively.............     1,831,259      1,854,214      2,058,856
  Series B restricted stock, $.10 par value--
    Authorized--625,000 shares
    Issued and outstanding--none............................            --             --             --
  Additional paid-in capital................................    87,964,523     88,285,619     96,862,049
  Accumulated deficit.......................................   (60,369,289)   (66,697,384)   (66,891,890)
  Deferred compensation.....................................      (178,693)       (31,357)      (974,517)
                                                              ------------   ------------   ------------
      Total shareholders' equity............................    29,247,800     23,411,092     31,054,498
                                                              ------------   ------------   ------------
                                                              $ 51,464,691   $ 39,484,997   $ 51,034,352
                                                              ============   ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            TWENTY-SIX WEEKS ENDED
                                       YEARS ENDED AUGUST 31,             ---------------------------
                              -----------------------------------------   FEBRUARY 27,   FEBRUARY 26,
                                  1997           1998          1999           1999           2000
                              ------------   ------------   -----------   ------------   ------------
                                                                                  (UNAUDITED)
Revenues:
  Contract research,
    licenses, subscription
    fees and royalties......  $ 16,652,764   $ 19,217,132   $24,018,165   $11,513,000    $13,840,173

Costs and Expenses:
  Research and
    development.............    26,523,824     31,977,381    26,699,910    13,485,667     11,749,546
  Selling, general and
    administrative..........     3,765,755      4,292,471     4,279,480     2,062,423      2,687,949
                              ------------   ------------   -----------   -----------    -----------
      Total costs and
        expenses............    30,289,579     36,269,852    30,979,390    15,548,090     14,437,495
                              ------------   ------------   -----------   -----------    -----------
  Loss from operations......   (13,636,815)   (17,052,720)   (6,961,225)   (4,035,090)      (597,322)

  Interest income...........     2,965,866      2,386,523     1,586,798       874,405        799,267
  Interest expense..........      (631,442)    (1,147,186)     (953,668)     (529,060)      (396,451)
                              ------------   ------------   -----------   -----------    -----------
      Net interest income...     2,334,424      1,239,337       633,130       345,345        402,816
                              ------------   ------------   -----------   -----------    -----------
      Net loss..............  $(11,302,391)  $(15,813,383)  $(6,328,095)  $(3,689,745)   $  (194,506)
                              ============   ============   ===========   ===========    ===========

Net Loss per Common Share:
  Basic and diluted.........  $       (.64)  $       (.87)  $      (.34)  $      (.20)   $      (.01)
                              ============   ============   ===========   ===========    ===========

Weighted Average Common
  Shares Outstanding:
  Basic and diluted.........    17,617,614     18,212,365    18,382,707    18,335,058     19,395,565
                              ============   ============   ===========   ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                   COMMON STOCK
                                             ------------------------   ADDITIONAL                                      TOTAL
                                               NUMBER       $.10 PAR      PAID-IN     ACCUMULATED      DEFERRED     SHAREHOLDERS'
                                              OF SHARES      VALUE        CAPITAL       DEFICIT      COMPENSATION      EQUITY
                                             -----------   ----------   -----------   ------------   ------------   -------------
Balance, August 31, 1996...................   17,460,966   $1,746,097   $86,067,176   $(33,253,515)  $  (247,000)   $ 54,312,758
  Exercise of stock options................      321,963       32,196       824,264             --            --         856,460
  Deferred compensation from grant of stock
    options................................           --           --        50,594             --       (50,594)             --
  Amortization of deferred compensation and
    other compensation expense.............           --           --            --             --        79,370          79,370
  Net loss.................................           --           --            --    (11,302,391)           --     (11,302,391)
                                             -----------   ----------   -----------   ------------   -----------    ------------

Balance, August 31, 1997...................   17,782,929    1,778,293    86,942,034    (44,555,906)     (218,224)     43,946,197
  Exercise of stock options................      529,660       52,966       930,615             --            --         983,581
  Deferred compensation from grant of stock
    options................................           --           --        91,874             --       (91,874)             --
  Amortization of deferred compensation and
    other compensation expense.............           --           --            --             --       131,405         131,405
  Net loss.................................           --           --            --    (15,813,383)           --     (15,813,383)
                                             -----------   ----------   -----------   ------------   -----------    ------------

Balance, August 31, 1998...................   18,312,589    1,831,259    87,964,523    (60,369,289)     (178,693)     29,247,800
  Exercise of stock options................      228,757       22,875       322,121             --            --         344,996
  Issuance of stock under directors
    deferred stock plan....................          800           80            --             --            --              80
  Deferred compensation from grant of stock
    options................................           --           --        60,006             --       (60,006)             --
  Amortization of deferred compensation and
    other compensation expense.............           --           --            --             --       142,847         142,847
  Compensation expense related to grant of
    stock options..........................           --           --         3,464             --            --           3,464
  Reversal of deferred compensation related
    to
    termination of stock options...........           --           --       (64,495)            --        64,495              --
  Net loss.................................           --           --            --     (6,328,095)           --      (6,328,095)
                                             -----------   ----------   -----------   ------------   -----------    ------------

Balance, August 31, 1999...................   18,542,146    1,854,214    88,285,619    (66,697,384)      (31,357)     23,411,092
  Sale of common stock.....................      678,610       67,861     3,664,254             --            --       3,732,115
  Exercise of stock options................    1,367,810      136,781     3,499,311             --            --       3,636,092
  Deferred compensation from grant of stock
    options................................           --           --     1,528,698             --    (1,528,698)             --
  Amortization of deferred compensation....           --           --            --             --       469,705         469,705
  Reversal of deferred compensation related
    to
    termination of stock options...........           --           --      (115,833)            --       115,833              --
  Net loss.................................           --           --            --       (194,506)           --        (194,506)
                                             -----------   ----------   -----------   ------------   -----------    ------------

Balance, February 26, 2000 (unaudited).....   20,588,566   $$2,058,856  $96,862,049   $(66,891,890)  $  (974,517)   $ 31,054,498
                                             ===========   ==========   ===========   ============   ===========    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                TWENTY-SIX WEEK
                                                                                                 PERIODS ENDED
                                                       YEARS ENDED AUGUST 31,             ---------------------------
                                             ------------------------------------------   FEBRUARY 27,   FEBRUARY 26,
                                                 1997           1998           1999           1999           2000
                                             ------------   ------------   ------------   ------------   ------------
                                                                                                  (UNAUDITED)
Cash Flows from Operating Activities:
  Net loss.................................  $(11,302,391)  $(15,813,383)  $ (6,328,095)  $(3,689,745)   $   (194,506)
  Adjustments to reconcile net loss to net
    cash (used in) provided by operating
    activities--
    Depreciation and amortization..........     2,382,286      3,714,383      4,063,977     2,048,147       1,976,058
    Loss on disposal of fixed assets.......       227,864        288,979             --            --              --
    Deferred compensation..................        79,370        131,405        146,311        86,575         469,705
    Common stock issued for services
      rendered.............................            --             --             80            --              --
    Changes in assets and liabilities--
      Interest receivable..................        16,046        538,200        294,219       223,817          (6,275)
      Unbilled costs and fees and accounts
        receivable.........................     1,488,729         19,481         99,417        40,413         (45,749)
      Prepaid expenses and other current
        assets.............................       144,663       (287,317)       412,582       172,542        (345,131)
      Loan to former officer...............      (160,000)            --         40,000            --
      Accounts payable.....................       424,112       (310,781)        10,348      (115,590)        (46,222)
      Accrued expenses.....................       642,568         76,612       (127,620)      (31,959)      1,907,078
      Deferred revenue.....................     1,300,191      2,363,442     (1,795,603)    1,274,263       1,737,507
                                             ------------   ------------   ------------   ------------   ------------
        Total adjustments..................     6,545,829      6,534,404      3,143,711     3,698,208       5,646,971
                                             ------------   ------------   ------------   ------------   ------------
        Net cash (used in) provided by
          operating activities.............    (4,756,562)    (9,278,979)    (3,184,384)        8,463       5,452,465
                                             ------------   ------------   ------------   ------------   ------------
Cash Flows from Investing Activities:
  Purchases of marketable securities.......   (20,575,625)   (30,820,944)   (21,858,137)  (11,135,157)    (21,125,970)
  Maturities of marketable securities......    24,530,000     46,761,250     32,797,000    19,608,000      25,876,550
  Purchases of equipment and leasehold
    improvements...........................    (1,370,028)    (5,162,311)      (834,351)     (424,997)             --
  (Increase) decrease in restricted cash...      (106,000)       101,500             --            --              --
  (Increase) decrease in other assets......      (220,850)        18,722        136,559        23,990          22,250
                                             ------------   ------------   ------------   ------------   ------------
        Net cash provided by investing
          activities.......................     2,257,497     10,898,217     10,241,071     8,071,836       4,772,830
                                             ------------   ------------   ------------   ------------   ------------
Cash Flows from Financing Activities:
  Proceeds from sale of common stock.......            --             --             --            --       3,732,115
  Proceeds from exercise of stock
    options................................       856,460        983,581        344,996        73,992       3,636,092
  Proceeds from long-term obligations......     2,500,000      4,011,000             --            --
  Payments on long-term obligations........    (2,933,984)    (4,238,341)    (5,577,697)   (2,829,361)     (2,013,869)
                                             ------------   ------------   ------------   ------------   ------------
        Net cash provided by (used in)
          financing activities.............       422,476        756,240     (5,232,701)   (2,755,369)      5,354,338
                                             ------------   ------------   ------------   ------------   ------------
Net (Decrease) Increase in Cash and Cash
  Equivalents..............................    (2,076,589)     2,375,478      1,823,986     5,324,930      15,579,633
Cash and Cash Equivalents, beginning of
  period...................................    10,679,287      8,602,698     10,978,176    10,978,176      12,802,162
                                             ------------   ------------   ------------   ------------   ------------
Cash and Cash Equivalents, end of period...  $  8,602,698   $ 10,978,176   $ 12,802,162   $16,303,106    $ 28,381,795
                                             ============   ============   ============   ============   ============
Supplemental Disclosure of Cash Flow
  Information:
  Interest paid during the period..........  $    631,442   $  1,147,186   $    953,668   $   529,060    $    396,451
                                             ============   ============   ============   ============   ============
  Income taxes paid during the period......  $     36,612   $     24,700   $     33,019   $    11,700    $      7,800
                                             ============   ============   ============   ============   ============
Supplemental Disclosure of Noncash
  Investing and Financing Activities:
  Equipment acquired under capital
    leases.................................  $  5,843,037   $  3,572,777   $  1,347,586   $   783,537    $  2,376,272
                                             ============   ============   ============   ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Genome Therapeutics Corp. (GTC or the Company) is a leader in commercialization of genomics-based drug discovery. GTC has over ten years of experience in genomic research and has been selected as the only commercial genomics company to participate in the Human Genome Project sponsored by the United States government. The Company's commercial strategy is to apply its broad understanding of human and infectious disease genomics and its integrated proprietary technologies to validate novel drugs for commercialization through alliances with pharmaceutical companies.

    The accompanying consolidated financial statements reflect the application of certain accounting policies described in this note and elsewhere in the accompanying notes to the consolidated financial statements.

    (A) PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

    (B) UNAUDITED INTERIM FINANCIAL STATEMENTS

    The unaudited consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of interim period results. The results for the interim periods presented are not necessarily indicative of results to be expected for the full fiscal year.

    (C) REVENUE RECOGNITION

    Revenues are from contract research and licenses derived from alliances with pharmaceutical companies and from government grants and contracts. Upfront license fees are recognized as earned. Revenues from research and development and alliances are recognized over their respective contract periods. Subscription fees from the PathoGenome Database are recognized ratably over the life of the subscription. Milestone payments from research and development alliances are recognized when they are achieved. Unbilled costs and fees represent revenue recognized prior to billing. Deferred revenue represents amounts received prior to revenue recognition.

    Staff Accounting Bulletin No. 101 (SAB 101), REVENUE RECOGNITION, was issued in December 1999. The Company believes that SAB 101 will have an impact on future operating results. See Note 1(l) for additional discussion.

    (D) EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Equipment and leasehold improvements are depreciated over their estimated useful lives using the straight-line method. The estimated useful life for leasehold improvements is the lesser of the term of the lease or the estimated useful life of the assets. Equipment and all other depreciable assets' useful lives vary from three to seven years. The majority of the Company's equipment and leaseholds are financed through bank equipment lines of credit.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) (CONTINUED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (E) NET LOSS PER COMMON SHARE

    The Company applies Statement of Financial Accounting Standards (SFAS)
No. 128, EARNINGS PER SHARE, which establishes standards for computing and presenting earnings per share. Basic and diluted earnings per share were determined by dividing net loss by the weighted average common shares outstanding during the period. Diluted loss per share is the same as basic loss per share for all periods presented as the effect of the potential common stock is antidilutive. Antidilutive securities which consist of stock options and warrants that are not included in diluted net loss per common share were 4,869,938, 4,089,226, 3,301,008, 3,739,971 and 2,533,967 at August 31, 1997,
1998, 1999, February 27, 1999 and February 26, 2000, respectively.

    (F) CONCENTRATION OF CREDIT RISK

    SFAS No. 105, DISCLOSURE OF INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK, requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet or concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains its cash, cash equivalents and marketable securities balances with several nonaffiliated institutions.

    The Company had revenues from the following significant customers:

                                                   NUMBER              PERCENTAGE OF
                                                     OF                TOTAL REVENUES
                                                 SIGNIFICANT   ------------------------------
                                                  CUSTOMERS       A          B          C
                                                 -----------   --------   --------   --------
Year ended August 31,
  1997.........................................       3          17%        27%        48%
  1998.........................................       3            9          9         71
  1999.........................................       3            4          4         75
Twenty-six week periods ended,
  February 27, 1999............................       3            4          3         74
  February 26, 2000............................       2           --         24         55

    (G) USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (H) FINANCIAL INSTRUMENTS

    The estimated fair value of the Company's financial instruments, which include cash equivalents, marketable securities, accounts receivable, accounts payable and long-term debt, approximates carrying value.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) (CONTINUED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (I) RECLASSIFICATIONS

    The Company has reclassified certain prior year information to conform with current year's presentation.

    (J) COMPREHENSIVE LOSS

    The Company has adopted SFAS No. 130, REPORTING COMPREHENSIVE INCOME. SFAS No. 130 requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive loss is the same as net loss for all periods presented.

    (K) SEGMENT REPORTING

    The Company applies SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The Company's chief decision-makers, as defined under SFAS No. 131, are the chief executive officer, chief operating officer and chief financial officer. To date, the Company has viewed its operations and manages its business as principally one operating segment. As a result, the financial information disclosed herein represents all of the material financial information related to the Company's principal operating segment. All of the Company's revenues are generated in the United States and substantially all assets are located in the United States.

    (L) NEW ACCOUNTING PRONOUNCEMENT

    Staff Accounting Bulletin No. 101 (SAB 101), REVENUE RECOGNITION, was issued in December 1999. SAB 101 will require companies to recognize certain upfront non-refundable fees and milestone payments over the life of the related alliance when such fees are received in conjunction with alliances which have multiple elements. The Company is required to adopt this new accounting principle through a cumulative charge to the statement of operations, in accordance with Accounting Principles Board Opinion (APB) No. 20, ACCOUNTING CHANGES, no later than the first quarter of fiscal 2001. The Company believes that the adoption of SAB 101 will have an impact on its future operating results as it relates to the upfront non-refundable payments and milestone payments received in connection with alliances (see Note 8). The historical financial statements reflect payments of approximately $17.0 million received in the year ended August 31, 1995 through February 26, 2000. Based on guidance currently available, upon adoption of SAB 101, the Company will be required to record these fees as revenue over the life of the related agreement, as defined.

(2) CASH EQUIVALENTS AND MARKETABLE SECURITIES

    The Company applies SFAS No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. At August 31, 1998 and 1999 and February 26, 2000, the Company's cash equivalents and

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) (CONTINUED)

(2) CASH EQUIVALENTS AND MARKETABLE SECURITIES (CONTINUED) marketable securities are classified as held-to-maturity, as the Company has the positive intent and ability to hold these securities to maturity. Cash equivalents are short-term, highly liquid investments with original maturities of less than ninety days. Marketable securities are investment securities with original maturities of greater than ninety days. Cash equivalents are carried at cost, which approximates market value, and consist of money market funds, repurchase agreements and debt securities. Marketable securities are recorded at amortized cost, which approximates market value and consist of commercial paper and U.S. government debt securities. The Company has not recorded any realized gains or losses on its marketable securities.

    The aggregate fair market value and amortized cost of the marketable securities are as follows:

                                                      AUGUST 31, 1998             AUGUST 31, 1999           FEBRUARY 26, 2000
                                                 -------------------------   -------------------------   -----------------------
                                                  AMORTIZED      MARKET       AMORTIZED      MARKET      AMORTIZED      MARKET
                                                    COST          VALUE         COST          VALUE         COST        VALUE
                                                 -----------   -----------   -----------   -----------   ----------   ----------
Less than one year--
  Corporate and other debt securities..........  $21,969,524   $21,958,963   $12,060,230   $12,043,522   $7,309,650   $7,295,043
                                                 ===========   ===========   ===========   ===========   ==========   ==========
Greater than one year--
  Corporate and other debt securities (average
    maturity of 1 year in 1998)................  $ 1,029,569   $ 1,029,687   $        --   $        --   $       --   $       --
                                                 ===========   ===========   ===========   ===========   ==========   ==========

    The Company has $200,000 in restricted cash at August 31, 1998 and 1999 and February 26, 2000 in connection with certain capital lease obligations (see
Note 5).

(3) INCOME TAXES

    The Company applies SFAS No. 109, ACCOUNTING FOR INCOME TAXES, which requires the Company to recognize deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS
No. 109 requires deferred tax assets and liabilities to be adjusted when the tax rates or other provisions of the income tax laws change.

    At August 31, 1999, the Company had net operating loss and tax credit carryforwards of approximately $63,785,000 and $3,137,000, respectively, available to reduce federal taxable income and federal income taxes, respectively, if any. Net operating loss carryforwards and credits are subject to review and possible adjustment by the Internal Revenue Service and may be limited in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) (CONTINUED)

(3) INCOME TAXES (CONTINUED)
    The net operating loss carryforwards and tax credits expire approximately as follows:

                                        NET OPERATING     RESEARCH      INVESTMENT TAX
                                            LOSS         TAX CREDIT         CREDIT
EXPIRATION DATE                         CARRYFORWARDS   CARRYFORWARDS   CARRYFORWARDS
---------------                         -------------   -------------   --------------
2000..................................   $ 5,039,000      $  273,000       $143,000
2001..................................     3,829,000          84,000         75,000
2002..................................     4,811,000          24,000          3,000
2003..................................     2,254,000              --             --
2004-2019.............................    47,852,000       2,498,000         37,000
                                         -----------      ----------       --------
                                         $63,785,000      $2,879,000       $258,000
                                         ===========      ==========       ========

    The components of the deferred tax assets at the respective dates are as follows:

                                                           AUGUST 31,
                                                   ---------------------------
                                                       1998           1999
                                                   ------------   ------------
Net operating loss carryforwards.................  $ 23,154,000   $ 24,237,000
Research and development credits.................     1,310,000      2,879,000
Investment tax credits...........................       347,000        258,000
Other, net.......................................     1,856,000      2,318,000
                                                   ------------   ------------
                                                     26,667,000     29,692,000
Valuation allowance..............................   (26,667,000)   (29,692,000)
                                                   ------------   ------------
                                                   $         --   $         --
                                                   ============   ============

    The valuation allowance has been provided due to the uncertainty surrounding the realization of the deferred tax assets.

(4) COMMITMENTS

    (A) LEASE COMMITMENTS

    At August 31, 1999, the Company has operating leases for office and laboratory facilities, the last of which expires on November 15, 2006. Minimum lease payments and facilities charges under the leases at August 31, 1999 are as follows:

Year ending August 31,
2000........................................................  $  917,488
2001........................................................     949,138
2002........................................................   1,179,393
2003........................................................   1,138,797
2004........................................................   1,115,653
Thereafter..................................................   2,603,526
                                                              ----------
                                                              $7,903,995
                                                              ==========

Rental expense was approximately $949,000, $1,085,000, $899,000, $483,036 and
$412,557 in the years ended August 31, 1997, 1998 and 1999 and the twenty-six week periods ended February 27, 1999 and February 26, 2000, respectively.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) (CONTINUED)

(4) COMMITMENTS (CONTINUED)
    (B) EMPLOYMENT AGREEMENTS

    The Company has employment agreements with certain of its executive officers which provide for bonuses, as defined, and severance benefits upon termination of employment, as defined.

    (C) LOAN TO FORMER OFFICER

    On December 6, 1996, the Company loaned $160,000 to a former officer of the Company. The loan bears interest at prime plus 1% and has been amended to be due on June 30, 2000. The Company forgave and expensed $40,000 of the loan during the year ended August 31, 1999.

(5) LONG-TERM OBLIGATIONS

    On February 23, 2000, the Company entered into an equipment lease line of credit under which it can finance up to $4,000,000 of computers and laboratory equipment. The Company, at its discretion, can enter into either an operating or a capital lease. Borrowings under operating leases are payable in twenty-four monthly installments and capital leases are payable in thirty-six monthly installments. As of February 26, 2000, the Company has borrowed $2,004,000 as a capital lease. Interest is payable at the prevailing three-year treasury rate plus 2.75%-3.66%, as defined. The Company had approximately $1,996,000 available under this line at February 26, 2000.

    On February 28, 1997, the Company entered into an equipment lease line of credit under which it financed $6,000,000 of laboratory, computer and office equipment. The lease is payable in 48 monthly installments from the point of takedown, at a variable interest rate of LIBOR (5.375% as of August 31, 1999) plus 2%. On March 9, 1998, the Company increased the equipment lease line of credit by $4,300,000 to $10,300,000. The additional borrowings under the equipment lease line of credit will be utilized to finance laboratory, computer and office equipment. Borrowings under the new credit line are payable in 15 quarterly installments commencing March 31, 1999, at a variable rate of LIBOR plus 1.75%. At any time during the term of this agreement, the Company may elect to convert to a fixed rate loan at the prevailing interest rate. The Company is required to maintain certain restricted cash balances, as defined (see Note 2). In addition, the Company is required to maintain certain financial ratios pertaining to minimum cash balances, tangible net worth and debt service coverage. On December 31, 1999, the line of credit expired, at which time the Company had utilized a total of $8,347,000 of the $10,300,000 available under this line of credit.

    On July 31, 1997, the Company entered into a financing arrangement under which it financed $6,000,000 of laboratory and office renovations at its Beaver Street facility. The principal amount of the loan will be repaid over 48 consecutive months commencing on July 1, 1998. The interest rates range from 7.19% to 8.16%. The Company is required to maintain certain financial ratios pertaining to minimum cash balances, debt to net worth and tangible net worth.

    The Company has entered into other capital lease line arrangements under which it financed approximately $9,725,000 of certain laboratory, computer and office equipment. These leases are payable in 36 monthly installments. The interest rates range from 7.52% to 10.29%. The Company is required to maintain certain financial ratios pertaining to minimum cash balances, tangible net worth, debt to tangible net worth and debt service coverage.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) (CONTINUED)

(5) LONG-TERM OBLIGATIONS (CONTINUED)
    Payments under long-term obligations at August 31, 1999 are as follows:

Year ending August 31,
2000........................................................  $ 4,596,401
2001........................................................    3,975,585
2002........................................................    2,154,381
2003........................................................      261,087
                                                              -----------
Total minimum lease payments................................   10,987,454
Less--Amount representing interest..........................    1,127,821
                                                              -----------
Present value of total minimum lease payments...............    9,859,633
Less--Current portion.......................................    3,934,547
                                                              -----------
                                                              $ 5,925,086
                                                              ===========

(6) SHAREHOLDERS' EQUITY

    (A) STOCK OPTIONS

    The Company has granted stock options to key employees and consultants under its 1988, 1991, 1993, 1995 and 1998 Stock Option Plans. The purchase price and vesting schedule applicable to each option grant are determined by the stock option and compensation committee of the Board of Directors. In addition, under separate agreements not covered by any plan, the Company has granted certain key employees and certain directors of the Company options to purchase common stock.

    The Company granted nonqualified stock options for the purchase of 65,000 and 10,000 shares of common stock to consultants in the years ended August 31, 1997 and 1999, respectively. The options were granted with an exercise price equal to the fair market value price at the date of grant and vest ratably over the contract period, as defined. In accordance with Emerging Issues Task Force
(EITF) No. 96-18, ACCOUNTING FOR EQUITY INSTRUMENTS THAT ARE ISSUED TO OTHER THAN EMPLOYEES FOR ACQUIRING, OR IN CONJUNCTION WITH SELLING GOODS OR SERVICES, the Company will measure the value of options as they vest using the Black-Scholes option pricing model. The Company has charged $5,270, $12,648, $16,113, $3,162 and $35,433 to operations for the years ended August 31, 1997, 1998, 1999 and the twenty-six week periods ended February 27, 1999 and February 26, 2000, respectively, related to the grant of these options.

    The Company records deferred compensation when stock options are granted at an exercise price per share that is less than the fair market value on the date of the grant. Deferred compensation is recorded in an amount equal to the excess of the fair market value per share over the exercise price times the number of options granted. Deferred compensation is being recognized as an expense over the estimated vesting period of the underlying options. In the years ended August 31, 1997, 1998 and 1999 and for the twenty six week period ended
February 26, 2000, the Company recorded $50,594, $91,874, $60,006 and
$1,528,698, respectively, of deferred compensation. The Company recorded compensation expense of approximately $79,000, $131,000, $146,000, $87,000 and $470,000 for the years ended August 31, 1997, 1998, 1999 and the twenty-six week periods ended February 27, 1999 and February 26, 2000, respectively. During fiscal 1999 and for the twenty-six week period ended February 26, 2000, in connection with the termination of an employee, the Company reversed $64,495 and $115,833 of unamortized deferred compensation due to the cancelation of the options.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) (CONTINUED)

(6) SHAREHOLDERS' EQUITY (CONTINUED)
    In September 1999 and in the twenty-six week period ended February 26, 2000, the Company granted to certain employees the right to receive 125,716 and 26,700 shares of common stock, respectively. The employees will receive the common stock in two equal installments on the anniversary of the grant date. The Company recorded deferred compensation of $631,309 related to the grant of these rights to receive the common stock, which will be amortized to expense over the period the shares are earned. In the twenty-six week period ended February 26, 2000, three employees resigned and forfeited 29,972 shares of restricted stock.

    In November 1998, the Board of Directors authorized a Stock Option Repricing Program (the Program). Under the terms of the Program, all current employees excluding the chairman, president and CEO had the option to request that the Company cancel their existing options and replace them with a new option to purchase 85%-90% of the original number of shares of common stock granted, at the new option exercise price and vesting schedule. The new exercise price was calculated using the Black-Scholes option pricing model, which was greater than the fair market value on the date of grant. The repriced shares could not be exercised for 12 months from the date of grant. The repriced options are reflected as grants and cancelations in the stock activity below.

    There were 866,688 common shares available for future grant at February 26, 2000. The following is a summary of all stock option activity:

                                          NUMBER OF         EXERCISE          WEIGHTED
                                            SHARES        PRICE RANGE       AVERAGE PRICE
                                          ----------   ------------------   -------------
Outstanding, August 31, 1996............   4,348,214   $        .20-14.50       $3.85
  Granted...............................     797,950           6.19- 9.69        8.58
  Exercised.............................    (321,963)           .88- 7.25        2.66
  Canceled..............................    (178,513)          1.56-14.50        6.86
                                          ----------   ------------------       -----
Outstanding, August 31, 1997............   4,645,688            .20-14.50        4.63
  Granted...............................     468,900           4.88- 9.50        6.30
  Exercised.............................    (529,660)          1.31- 8.31        1.86
  Canceled..............................    (719,952)          2.03-14.50        7.77
                                          ----------   ------------------       -----
Outstanding, August 31, 1998............   3,864,976            .20-14.50        4.63
  Granted...............................   1,016,379           2.31- 4.23        3.95
  Exercised.............................    (228,757)           .20- 2.62        1.51
  Canceled..............................  (1,351,590)           .20-14.50        7.22
                                          ----------   ------------------       -----
Outstanding, August 31, 1999............   3,301,008           1.53-14.50        3.57
  Granted...............................     735,149            .10-48.25        5.01
  Exercised.............................  (1,367,810)          1.53- 9.50        2.66
  Canceled..............................    (281,719)          3.17- 9.50        5.89
                                          ----------   ------------------       -----
Outstanding, February 26, 2000..........   2,386,628   $        .10-48.25       $4.26
                                          ==========   ==================       =====
Exercisable, February 26, 2000..........   1,483,808   $        .10-14.50       $3.98
                                          ==========   ==================       =====
Exercisable, August 31, 1999............   2,426,749   $       1.53-14.50       $3.16
                                          ==========   ==================       =====
Exercisable, August 31, 1998............   2,674,323   $        .20-14.50       $3.43
                                          ==========   ==================       =====
Exercisable, August 31, 1997............   2,795,938   $        .20-14.50       $2.78
                                          ==========   ==================       =====

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) (CONTINUED)

(6) SHAREHOLDERS' EQUITY (CONTINUED)

    The range of exercise prices for options outstanding and options exercisable at February 26, 2000 are as follows:

                         WEIGHTED
                          AVERAGE
                         REMAINING    OPTIONS OUTSTANDING    OPTIONS EXERCISABLE
                        CONTRACTUAL   --------------------   --------------------
                          LIFE OF                 WEIGHTED               WEIGHTED
      RANGE OF            OPTIONS                 AVERAGE                AVERAGE
      EXERCISE          OUTSTANDING               EXERCISE               EXERCISE
       PRICES           (IN YEARS)     NUMBER      PRICE      NUMBER      PRICE
---------------------   -----------   ---------   --------   ---------   --------
       $ 0.10-$ 2.25        3.17        669,237    $ 1.65      675,737    $ 1.64
       $ 2.31-$ 3.38        7.27        275,675      2.87      122,739      2.49
       $ 3.52-$ 4.88        9.27        966,653      4.27      321,345      4.26
       $ 5.34-$ 7.50        6.58         91,076      6.83       60,766      6.98
       $ 8.31-$ 9.50        6.35        366,237      8.90      302,721      8.87
       $14.28-$20.13        9.57          6,750     16.04          500     14.50
              $21.59        9.95          3,750     21.59           --        --
       $39.38-$48.25        9.97          7,250     40.29           --        --
                            ----      ---------    ------    ---------    ------
Total...............        6.74      2,386,628    $ 4.26    1,483,808    $ 3.98
                            ====      =========    ======    =========    ======

    (B) PRO FORMA DISCLOSURE OF STOCK-BASED COMPENSATION

    The Company applies SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which requires the measurement of the fair value of stock options or warrants granted to employees to be included in the consolidated statement of operations or, alternatively, disclosed in the notes to consolidated financial statements. The Company has determined that it will continue to account for stock-based compensation for employees and nonemployee directors under Accounting Principles Board Opinion No. 25 and elect the disclosure-only alternative under SFAS
No. 123. The Company has computed the pro forma disclosures required under SFAS No. 123 for stock options granted in 1997, 1998 and 1999 and for the twenty-six week periods ended February 27, 1999 and February 26, 2000 using the Black-Scholes option pricing model. The weighted average assumptions used for fiscal 1997, 1998, 1999 and for twenty-six week periods ended February 27, 1999 and February 26, 2000 are as follows:

                                                                                           TWENTY-SIX WEEK PERIODS ENDED
                                          YEARS ENDED AUGUST 31,                       -------------------------------------
                       -------------------------------------------------------------     FEBRUARY 27,        FEBRUARY 26,
                              1997                  1998                 1999                1999                2000
                       ------------------   --------------------   -----------------   -----------------   -----------------
Risk-free interest
  rate...............         6.20%-6.73%            5.36%-6.20%         4.46%-6.15%         5.25%               6.15%
Expected dividend
  yield..............          --                    --                   --                  --                  --
Expected life........       7 years               7 years               7 years             7 years             7 years
Expected volatility..         65%                   65%                   65%                 65%                 65%
Weighted average fair
  market value at
  grant date.........        $4.93                 $3.61                 $4.21               $6.25               4.56

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) (CONTINUED)

(6) SHAREHOLDERS' EQUITY (CONTINUED)
    The total value of the options granted to employees during the years ended August 31, 1997, 1998, 1999, and the twenty-six week periods ended February 27, 1999, and February 26, 2000 was computed as $3,857,026, $1,635,318, $1,255,868,
$1,031,915 and $3,318,856, respectively. Of these amounts, $2,951,660, $652,668,
$966,309, $575,973 and $1,148,258 would be charged to operations for the years ended August 31, 1997, 1998 and 1999 and for the periods ended February 27, 1999 and February 26, 2000, respectively. The remaining amount, approximately $1,483,813, will be amortized over the remaining vesting periods. The pro forma effect of these option grants for the years ended August 31, 1997, 1998 and 1999 and for the twenty-six week periods ended February 27, 1999 and February 26, 2000 is as follows:

                                  1997                          1998                         1999
                       ---------------------------   ---------------------------   -------------------------
                       AS REPORTED     PRO FORMA     AS REPORTED     PRO FORMA     AS REPORTED    PRO FORMA
                       ------------   ------------   ------------   ------------   -----------   -----------
Net loss.............  $(11,302,391)  $(14,254,051)  $(15,813,383)  $(16,466,051)  $(6,328,095)  $(7,294,404)
                       ============   ============   ============   ============   ===========   ===========
Net loss per share...  $      (0.64)  $      (0.81)  $      (0.87)  $      (0.90)  $    (0.34)   $     (0.40)
                       ============   ============   ============   ============   ===========   ===========

                           FEBRUARY 27, 1999           FEBRUARY 26, 2000
                       -------------------------   -------------------------
                       AS REPORTED    PRO FORMA    AS REPORTED    PRO FORMA
                       -----------   -----------   -----------   -----------
Net loss.............  (3,689,745)    (4,265,718)    (194,506)    (1,342,764)
                       ===========   ===========   ===========   ===========
Net loss per share...        (.20)          (.23)        (.01)          (.07)
                       ===========   ===========   ===========   ===========

    The resulting pro forma compensation expense may not be representative of the amount to be expected in future years, as the pro forma expense may vary based on the number of options granted. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    (C) 1997 DIRECTORS DEFERRED STOCK PLAN

    In January 1998, the Company's stockholders approved the 1997 Directors Deferred Stock Plan (the 1997 Directors Plan) covering 150,000 shares of common stock. The stock will be granted as services are performed by members of the Company's Board of Directors. Through February 26, 2000, the Company granted 25,702 shares of restricted common stock under the 1997 Directors Plan. These shares are issued at the end of the three-year period or earlier if the individual ceases to serve as a member of the Company's Board of Directors. In the twenty-six week period ended February 26, 2000, 800 shares were issued.

    (D) EMPLOYEE STOCK PURCHASE PLAN

    On February 28, 2000, the Company adopted an Employee Stock Purchase Plan under which eligible employees may contribute up to 15% of their earnings toward the semi-annual purchase of the Company's common stock. The employees' purchase price will be 85% of the fair market value of the common stock at (a) the time at grant of option or (b) the time at which the option is deemed exercised, whichever is less. No compensation expense will be recorded in connection with the plan.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) (CONTINUED)

(7) INCENTIVE SAVINGS PLAN 401(K)

    The Company maintains an incentive savings plan (the Plan) for the benefit of all employees. On October 1, 1996, the Company changed its matching contribution from 50% of the first 2% of salary and 25% of the next 4% of salary, limited to the first $50,000 of annual salary to 100% of the first 2% of salary and 50% of the next 2% of salary, limited to the first $100,000 of annual salary. The Company contributed $165,778, $229,460, $241,587, $116,190 and
$96,231 to the Plan for the years ended August 31, 1997, 1998, 1999 and for the twenty-six week periods ended February 27, 1999 and February 26, 2000, respectively.

(8) ALLIANCES

    (A) ASTRAZENECA

    In August 1995, the Company entered into an alliance with AstraZeneca (Astra), formerly Astra Hassle AB, to develop pharmaceutical, vaccine and diagnostic products effective against gastrointestinal infection or any other disease caused by H. PYLORI. The Company granted Astra exclusive access to the Company's H. PLYORI genomic sequence database and exclusive worldwide rights to make, use and sell products based on the Company's H. PYLORI technology. The agreement also provides for a four-year research alliance to further develop and annotate the Company's H. PYLORI genomic sequence database, identify therapeutic and vaccine targets and develop appropriate biological assays. This research is being directed by a Joint Management Committee and a Joint Research Committee, each consisting of representatives from both parties.

    Under this agreement, Astra agreed to pay an initial license fee, expense allowance, milestone payments, and fund a research program for a minimum of two and a half years with an option to extend. On June 4, 1998, Astra exercised its option to extend the research program for a second time which will carry the agreement through August 1999. Under this agreement as extended, Astra agreed to pay the Company a minimum of approximately $13.5 million and, subject to the achievement of certain product development milestones, up to approximately
$23.3 million (and possibly a greater amount if more than one product is developed under the agreement) in license fees, expense allowances, research funding and milestone payments. Of such fees, $500,000 are creditable against any future royalties payable to the Company by Astra under the agreement.

    The Company will also be entitled to receive royalties on Astra's sale of products (i) protected by the claims of patents licensed exclusively to Astra by the Company pursuant to the agreement, or (ii) the discovery of which was enabled in a significant manner by the genomic database licensed to Astra by the Company. The Company has the right, under certain circumstances, to convert Astra's license to a nonexclusive license in the event Astra is not actively pursuing commercialization of the technology.

    The Company has recognized $2,859,262, $1,653,623, $909,870, $423,369 and
$22,119 in revenue under the agreement in the years ended August 31, 1997, 1998 and 1999 and for the twenty-six week periods ended February 27, 1999 and February 26, 2000, respectively, which consisted of milestone payments and collaborative research revenues.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) (CONTINUED)

(8) ALLIANCES (CONTINUED)
    (B) SCHERING-PLOUGH

    In December 1995, the Company entered into an alliance and license agreement with Schering Corporation and Schering-Plough Ltd. (collectively Schering-Plough) providing for the use by Schering-Plough of the genomic sequence of STAPH.AUREUS to identify new gene targets for development of antibiotics effective against drug-resistant infectious organisms. As part of this agreement, the Company granted Schering-Plough exclusive access to the Company's proprietary STAPH.AUREUS genomic sequence database. The Company also granted Schering-Plough a nonexclusive license to use the Company's bioinformatics systems for Schering-Plough's internal use in connection with the genomic databases licensed to Schering-Plough under the agreement and other genomic databases Schering-Plough develops or acquires. The Company also agreed to undertake certain research efforts to identify bacteria-specific genes essential to microbial survival and to develop biological assays to be used by Schering-Plough in screening natural product and compound libraries to identify antibiotics with new mechanisms of action.

    Under this agreement, Schering-Plough agreed to pay an initial license fee and fund a research program for a minimum of two-and-a-half years with an option to extend. On March 4, 1998, Schering-Plough elected to extend the research program to the full term of the agreement which expires on March 31, 2000. Under the agreement as extended, Schering-Plough has agreed to pay the Company a minimum of $18.5 million in an up-front license fee, research funding and milestone payments. Subject to the achievement of additional product development milestones, Schering-Plough has agreed to pay the Company up to an additional $24.0 million in milestone payments.

    The agreement grants Schering-Plough exclusive worldwide rights to make, use and sell pharmaceutical and vaccine products based on the genomic sequence databases licensed to Schering-Plough by the Company and on the technology developed in the course of the research program. The Company has also granted Schering-Plough a right of first negotiation if during the term of the research plan the Company desires to enter into an alliance with a third party with respect to the development or sale of any compounds that are targeted against, as their primary indication, the pathogen that is the principal subject of the Company's agreement with Schering-Plough. The Company will be entitled to receive royalties on Schering-Plough's sale of therapeutic products and vaccines developed using the technology licensed from the Company. Subject to certain limitations, the Company retained the rights to make, use and sell diagnostic products developed based on the Company's genomic database licensed to Schering-Plough or the technology developed in the course of the research program.

    The Company has recognized $3,364,810, $3,435,807, $2,490,802, $1,331,782 and $1,118,565 in revenue in the years ended August 31, 1997, 1998, 1999 and for the twenty-six week periods ended February 27, 1999 and February 26, 2000, respectively, under this alliance agreement, which consisted of a license fee, alliance research revenue and milestone payments.

    In December 1996, the Company entered into its second research alliance and license agreement with Schering-Plough. This agreement calls for the use of genomics to discover new therapeutics for treating asthma. As part of the agreement, the Company will employ its high-throughput positional cloning, bioinformatics, and genomics sequencing capabilities to identify genes and associated proteins that can be utilized by Schering-Plough to develop new pharmaceuticals. Under this agreement, the

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) (CONTINUED)

(8) ALLIANCES (CONTINUED)
Company has granted Schering-Plough exclusive access to (i) certain gene sequence databases made available under this research program, (ii) information made available to the Company under certain third-party research agreements, and
(iii) an exclusive worldwide right and license to make, use and sell pharmaceutical and vaccine products based on the rights to develop and commercialize diagnostic products that may result from this collaboration.

    Under this agreement, Schering-Plough agreed to pay an initial license fee and an expense allowance to the Company. Schering-Plough is also required to fund a research program for a minimum number of years with an option to extend. In July 1998, Schering-Plough amended the original agreement in order to accelerate the research effort being undertaken. In addition, upon completion of certain scientific developments, Schering-Plough will make milestone payments to the Company, as well as pay royalties to the Company based on sales of therapeutics products developed from this collaboration. If all milestones are met and the research program continues for its full term, total payments to the Company will approximate $68.2 million, excluding royalties. Of the total potential payments, approximately $23.7 million represents license fees and research payments, and $44.5 million represents milestone payments based on achievement of research and product development milestones.

    Under this second agreement, the Company has recognized $4,603,805, $7,099,911, $9,926,776, $4,784,771 and $3,757,294 in revenue in the years ended
August 31, 1997, 1998, 1999 and for the twenty-six week periods ended
February 27, 1999 and February 26, 2000, respectively, which consisted of a license fee, expense allowance, alliance research funding and milestone payments.

    On September 24, 1997, the Company entered into a third research alliance and license agreement with Schering-Plough to use genomics to discover and develop new pharmaceutical products to treat fungal infection. Under the agreement, the Company will employ its bioinformatics, high-throughput sequencing and functional genomics capabilities to identify and validate genes and associated proteins as drug discovery targets that can be utilized by Schering-Plough to develop novel antifungal treatments. Schering-Plough will receive exclusive access to the genomic information developed in the alliance related to two fungal pathogens, CANDIDA ALBICANS and ASPERGILLUS FUMIGATUS. Schering-Plough will also receive exclusive worldwide right to make, use and sell products based on the technology developed in the course of the research program. In return, Schering-Plough has agreed to fund a research program for a minimum number of years with an option to extend. If all milestones are met and the research program continues for its full term, total payments to the Company will approximate $36.0 million, excluding royalties. Of the total potential payments, approximately $13.0 million represents sponsored research payments and $23.0 million represents milestone payments based on achievement of research and product development milestones. Additionally, the Company entered into a subscription agreement with Schering-Plough to provide Schering-Plough with nonexclusive access to the Company's proprietary genome sequence database, PathoGenome-TM- and associated information relating to microbial organisms (see
Note 9).

    Under certain circumstances, the Company may have an obligation to give Schering-Plough a right of first negotiation to develop with the Company certain of its asthma and infectious disease related discoveries if it decides to seek a third party collaborator to develop such discovery.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) (CONTINUED)

(8) ALLIANCES (CONTINUED)
    Under the third agreement, the Company has recognized $2,432,005, $4,831,870, $2,024,786 and $2,274,970 in revenue for the years ended August 31, 1998 and 1999 and for the twenty-six week periods ended February 27, 1999 and February 26, 2000, respectively, which consisted of research funding and milestone payments.

    (C) NATIONAL HUMAN GENOME RESEARCH INSTITUTE

    In July 1999, the Company was named as one of the nationally funded DNA sequencing centers of the international Human Genome Project. The Company will participate in an international consortium in a full scale effort to sequence the human genome. The Company is entitled to receive research and development funding from the National Human Genome Research Institute (NHGRI) of up to $15.6 million over a three year period of which $5 million is expected to be received over the initial 12 months as the Company performs research under the project. As of August 31, 1999 and the twenty-six weeks ended February 26, 2000, the Company has recognized approximately $340,000 and $2,648,368, respectively, in connection with the international Human Genome Project. Funding under our government grants and research contracts is subject to appropriation each year by the United States Congress and can be discontinued or reduced at any time. In addition, the Company cannot be certain that it will receive additional grants or contracts in the future. The government's failure to fund the Company's research in this area not only would end the Company's participation in the program, but might adversely affect the industry-wide perception of genomics and the utility of genomic information.

    (D) BIOMERIEUX ALLIANCE

    In September 1999, the Company entered into a strategic alliance with bioMerieux to develop, manufacture and sell IN VITRO diagnostic products for human clinical and industrial applications. As part of the alliance, bioMerieux purchased a subscription to the Company's PathoGenome Database, agreed to fund a research program for at least four years and pay royalties on future products. In addition, bioMerieux purchased $3.8 million of the Company's common stock at $5.53 per share. The total amount of guaranteed research and development funding and PathoGenome Database subscription for the first year (see Note 9), and the proceeds from the sale of the common stock, approximates $6.0 million. The research and development funding will be recognized ratably over the four year term of the agreement. For the twenty-six week period ended February 26, 2000, the Company recorded revenue of $519,094 under this agreement, which consists of research funding and the amortization of the upfront license fees.

    (E) MOUSE GENOME SEQUENCING NETWORK

    In October 1999, the NHGRI named the Company as a pilot center to the Mouse Genome Sequencing Network. The Mouse Genome Sequencing Network will be composed of several facilities that will be responsible for deciphering the genetic makeup of the mouse. The Company is entitled to receive $12.9 million in funding over the next three years with respect to this agreement of which the Company is expected to receive $2.4 million during the first fiscal period, which ends April 30, 2000 as the Company performs research under the project. For the twenty-six week period ended February 26, 2000, the Company recognized approximately $505,074 with respect to this agreement. Funding under

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) (CONTINUED)

(8) ALLIANCES (CONTINUED)
the Company's government grants and research contracts is subject to appropriation each year by the United States Congress and can be discontinued or reduced at any time. In addition, the Company cannot be certain that it will receive additional grants or contracts in the future. The government's failure to fund the Company's research in this area not only would end the Company's participation in the program, but might adversely affect the industry-wide perception of genomics and the utility of genomic information.

    (F) WYETH-AYERST LABORATORIES

    In December 1999, the Company entered into a strategic alliance with Wyeth-Ayerst Laboratories to develop novel therapeutics for the prevention and treatment of osteoporosis. The alliance will focus on developing therapeutics utilizing targets based on the characterization of a gene associated with a unique high bone mass trait.

    The agreement calls for the Company to employ its established capabilities in positional cloning, bioinformatics and functional genomics in conjunction with Wyeth-Ayerst's drug discovery capabilities and its expertise in bone biology and the osteroporotic disease process to develop new pharmaceuticals. Under the terms of the agreement, Wyeth-Ayerst will pay the Company an up-front license fee, fund a multi-year research program, make milestone payments and pay royalties on sales of therapeutics products developed from this collaboration. If the research program continues for its full term and substantially all of the milestone payments are met, total payments to the Company, excluding royalties, would exceed $118 million. For the twenty-six week period ended February 26, 2000, the Company recorded revenue of $250,000 under this agreement, which consists of research funding and the amortization of the upfront license fee.

(9) DATABASE SUBSCRIPTIONS

    The Company has entered into PathoGenome Database subscriptions with Bayer AG, Bristol-Myers Squibbs, Scriptgen Pharmaceuticals, Inc., Schering-Plough (see
Note 8), Aventis, formerly Hoechst Marion Roussel, and bioMerieux (see Note 8). The database subscription provides nonexclusive access to the Company's proprietary genome sequence database, PathoGenome Database and associated information relating to microbial organisms. The subscription agreement calls for the Company to provide periodic data updates, analysis tools and software support. Under the subscription agreements, the customer has agreed to pay an annual subscription fee and royalties on any molecules developed as a result of access to the information provided by PathoGenome Database. The Company retains all rights associated with protein therapeutic, diagnostic and vaccine use of bacterial genes or gene products.

    The Company has recognized $666,667, $2,766,671, $4,845,832, $2,554,166 and
$2,224,995 in revenue under these agreements in the years ended August 31, 1997, 1998, 1999 and for the twenty-six week periods ended February 27, 1999 and February 26, 2000, respectively, consisting of license and subscription fees.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS) (CONTINUED)

(10) ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                 AUGUST 31,
                                           -----------------------   FEBRUARY 26,
                                              1998         1999          2000
                                           ----------   ----------   ------------
                                                                     (UNAUDITED)
Payroll and related expenses.............  $1,109,626   $1,065,311    $2,685,496
Facilities...............................     469,932      438,453       716,724
Professional fees........................     285,058      269,553       271,094
License and other fees...................     185,434      160,434       160,434
Employee relocation......................     162,519      143,843       133,095
All other................................     237,831      245,186       263,015
                                           ----------   ----------    ----------
                                           $2,450,400   $2,322,780    $4,229,858
                                           ==========   ==========    ==========

--------------------------------------------------------------------------------

                                     [LOGO]

                           GENOME THERAPEUTICS CORP.

                                3,000,000 SHARES

                                  COMMON STOCK

                               ------------------

                                   PROSPECTUS

                               ------------------

                                        , 2000

                               CIBC WORLD MARKETS

                            WARBURG DILLON READ LLC

                             DAIN RAUSCHER WESSELS

                           TUCKER ANTHONY CLEARY GULL

----------------------------------------------------------------

YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates, except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. ("NASD") filing fee.

ITEM                                                           AMOUNT
----                                                          --------
SEC Registration Fee........................................  $ 37,999
NASD Filing Fee.............................................  $ 14,893
Nasdaq National Market Listing Fee..........................  $ 17,500
Transfer Agent and Registrar Fees...........................  $ 15,000
Accounting Fees and Expenses................................  $ 50,000
Legal Fees and Expenses.....................................  $250,000
Printing Expenses...........................................  $ 90,000
Miscellaneous...............................................  $ 24,608
                                                              --------
    Total...................................................  $500,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company is organized under the laws of The Commonwealth of Massachusetts. The Massachusetts Business Corporation Law provides that indemnification of directors, officers, employees, and other agents of another organization, or who serve at its request is any capacity with respect to any employee benefit plan, may be provided by the corporation to whatever extent specified in its charter documents or votes adopted by its shareholders, except that no indemnification may be provided for any person with respect to any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation. Under Massachusetts law, a corporation can purchase and maintain insurance on behalf of any person against any liability incurred as a director, officer, employee, agent, or person serving at the request of the corporation as a director, officer, employee, or other agent of another organization or with respect to any employee benefit plan, in his capacity as such, whether or not the corporation would have power to itself indemnify him against such liability.

    The Company's Restated Articles of Organization, as amended to date, provide that its directors shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Massachusetts Business Corporation Law as in effect at the time such liability is determined. The By-Laws provide that the Company shall indemnify its directors and officers to the full extent permitted by the laws of The Commonwealth of Massachusetts. In addition, the Company holds a Directors and Officer Liability and Corporate Indemnification Policy.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS

    The following is a list of exhibits filed as a part of this registration statement.


NUMBER                                          DESCRIPTION
------                  ------------------------------------------------------------
            1           Form of Underwriting Agreement
          4.1*          Specimen Certificate for shares of common stock, $.10 par
                        value, of the Registrant
            5**         Opinion of Ropes & Gray with respect to the validity of the securities being offered
         10.1**         Employment Agreement of Richard D. Gill, Ph.D.
         10.2**         Restricted Stock Award Agreement for Richard D. Gill, Ph.D.
         10.3**         Registration Rights Agreement between the Registrant and
                        bioMerieux Alliance sa dated September 30, 1999
         10.4**         Employment Agreement of Christopher T. Kelly
         23.1**         Consent of Ropes & Gray (contained in its opinion filed as
                        Exhibit 5)
         23.2           Consent of Arthur Andersen LLP
           24**         Power of attorney (included on the page II-4 of this
                        Registration Statement)


------------------------

* Incorporated by reference to the Registrant's Registration Statement on Form S-3 (File No. 33-00127).

**  Previously filed

(B) FINANCIAL STATEMENT SCHEDULES

    All schedules are omitted because they are not applicable or because the required information is contained in the Financial Statements or Notes to the Financial Statements.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 15--Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
       (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on this 6th day of April, 2000.


                                                       GENOME THERAPEUTICS CORP.

                                                       BY:  /S/ ROBERT J. HENNESSEY
                                                            -----------------------------------------
                                                            Title:Chairman of the Board and Chief
                                                            Executive Officer


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



                        NAME                                       TITLE                    DATE
                        ----                                       -----                    ----
                                                       Chairman of the Board and
               /s/ ROBERT J. HENNESSEY                   Chief Executive Officer
     -------------------------------------------         (Principal Executive          April 6, 2000
                 Robert J. Hennessey                     Officer)
                          *                            Chief Financial Officer
     -------------------------------------------         (Principal Financial and      April 6, 2000
                 Philip V. Holberton                     Accounting Officer)
                          *                            Director
     -------------------------------------------                                       April 6, 2000
                   Marc B. Garnick
                          *                            Director
     -------------------------------------------                                       April 6, 2000
                    Philip Leder
                          *                            Director
     -------------------------------------------                                       April 6, 2000
                    Lawrence Levy
                          *                            Director
     -------------------------------------------                                       April 6, 2000
                 Steven M. Rauscher
                          *                            Director
     -------------------------------------------                                       April 6, 2000
                  Norbert G. Riedel


      /s/ ROBERT J. HENNESSEY
      -------------------------------------------
      Robert J. Hennessey
*By:  Attorney-in-Fact

                                 EXHIBIT INDEX


NUMBER                                          DESCRIPTION
------                  ------------------------------------------------------------
            1           Form of Underwriting Agreement
          4.1*          Specimen Certificate for shares of common stock, $.10 par
                        value, of the Registrant
            5**         Opinion of Ropes & Gray with respect to the validity of the securities being offered
         10.1**         Employment Agreement of Richard D. Gill, Ph.D.
         10.2**         Restricted Stock Award Agreement for Richard D. Gill, Ph.D.
         10.3**         Registration Rights Agreement between the Registrant and
                        bioMerieux Alliance sa dated September 30, 1999
         10.4**         Employment Agreement of Christopher T. Kelly
         23.1**         Consent of Ropes & Gray (contained in its opinion filed as
                        Exhibit 5)
         23.2           Consent of Arthur Andersen LLP
           24**         Power of attorney (included on the page II-4 of this
                        Registration Statement)


------------------------

* Incorporated by reference to the Registrant's Registration Statement on Form S-3 (File No. 33-00127).

**  Previously filed